CGSH Draft ─ August 7, 2026

United states
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6‑K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

LG Display Co., Ltd.
(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F X Form 40‑F ____

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____

Note: Regulation S‑T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____

Note: Regulation S‑T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

SEMI-ANNUAL REPORT

(From January 1, 2026 to June 30, 2026)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX-MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K‑IFRS, which differ in certain respects from generally accepted accounting principles in certain other countries, including the United States. K‑IFRS also differs in certain respects from the international financial reporting standards as issued by the international accounting standards board. We have made no attempt to identify or quantify the impact of these differences IN THIS DOCUMENT.

Contents

1. Company

A. Name and contact information

B. Credit rating

C. Capitalization

D. Voting rights

E. Dividends

F. Matters relating to Articles of Incorporation

2. Business

A. Business overview

B. Industry

C. New businesses

D. Customer-oriented marketing activities

3. Major Products and Raw Materials

A. Major products

B. Average selling price trend of major products

C. Major raw materials

4. Production and Equipment

A. Production capacity and output

B. Production performance and utilization ratio

C. Investment plan

5. Sales

A. Sales performance

B. Sales organization and sales route

C. Sales methods and sales terms

D. Sales strategy

E. Major customers

6. Purchase Orders

7. Risk Management and Derivative Contracts

A. Risk management

B. Derivative contracts

8. Major Contracts

9. Research & Development

A. Summary of R&D‑related expenditures

B. R&D achievements

10. Intellectual Property

11. Environmental and Safety Matters

A. Business environment management

B. Product environment management

C. Safety standards

D. Green management

E. Status of sanctions

12. Financial Information

A. Financial highlights (Based on consolidated K‑IFRS)

B. Financial highlights (Based on separate K‑IFRS)

C. Consolidated subsidiaries as of June 30, 2026

D. Status of equity investments in associates as of June 30, 2026

13. Audit Information

A. Audit service

B. Non‑audit service

C. Non‑audit service by an affiliate of independent auditor

14. Management’s Discussion and Analysis of Financial Condition and Results of Operations

15. Board of Directors

A. Members of the board of directors

B. Committees of the board of directors

C. Independence of directors

16. Information Regarding Shares

A. Total number of shares

B. Shareholder list

17. Directors and Employees

A. Directors

B. Employees

C. Remuneration for executive officers (excluding directors)

18. Other Matters

A.
Legal proceedings
B.
Status of collateral pledged to related party
C.
Material events subsequent to the reporting period

Attachment: 1. Financial Statements in accordance with K‑IFRS

2

1.
Company
A.
Name and contact information

The name of our company is “EL‑GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui‑daero, Yeongdeungpo‑gu, Seoul 07336, Republic of Korea, and our telephone number is +82‑2‑3777‑1010. Our website address is http://www.lgdisplay.com.

B.
Credit rating
(1)
Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	June 2024	A	NICE Information Service Co., Ltd. (AAA ~ D)
March 2025
June 2026
	June 2024	A	Korea Investors Service, Inc. (AAA ~ D)
June 2025
June 2026
	June 2024	A	Korea Ratings Corporation (AAA ~ D)
June 2025
June 2026

(1)
Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)
Commercial paper

Not applicable.

3

C.
Capitalization
(1)
Change in capital stock (as of June 30, 2026)

(Unit: Won, Shares)

Date of Issuance	Method of Issuance	Details of the Shares Issued
		Type	Number of Shares	Par value per Share	Offering price per Share	Remarks
March 15, 2024	Paid-in capital increase (share rights offering to existing shareholders)	Common shares	142,184,300	~~W~~ 5,000	~~W~~ 9,090	Ratio of paid-in capital increase: 39.74%

(2)
Convertible bonds (as of June 30, 2026)

We have no outstanding convertible bonds as of June 30, 2026.

D.
Voting rights (as of June 30, 2026)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	500,000,000
	Preferred shares	‑
B. Shares without voting rights:	Common shares	‑
	Preferred shares	‑
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	‑
	Preferred shares	‑
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	‑
	Preferred shares	‑
E. Shares with restored voting rights:	Common shares	‑
	Preferred shares	‑
Total number of issued shares with voting rights (F = A – B – C – D + E):	Common shares	500,000,000
	Preferred shares	‑

(1)
Authorized: 1,000,000,000 shares

4

E.
Dividends

Dividends for the three most recent fiscal years

Description (unit)		2026 H1	2025	2024
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the period (million Won)(1)		(975,332)	226,312	(2,562,606)
Earnings (loss) per share (Won)(2)		(1,951)	453	(5,438)
Total cash dividend amount for the period (million Won)		‑	‑	‑
Total stock dividend amount for the period (million Won)		‑	‑	‑
Cash dividend payout ratio (%)		‑	‑	‑
Cash dividend yield (%)	Common shares	‑	‑	-
	Preferred shares	‑	‑	‑
Stock dividend yield (%)	Common shares	‑	‑	‑
	Preferred shares	‑	‑	‑
Cash dividend per share (Won)	Common shares	‑	‑	-
	Preferred shares	‑	‑	‑
Stock dividend per share (share)	Common shares	‑	‑	‑
	Preferred shares	‑	‑	‑
(1)
Based on profit for the year attributable to the owners of the controlling company.
(2)
Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.

Historical dividend information(1)

Number of consecutive years of dividends(2)		Average Dividend Yield(2)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
─	─	─	0.56
(1)
The historical dividend information has been prepared based on the actual dividends declared for the fiscal years 2021 through 2025.
(2)
The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

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F.
Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 19, 2026 at the 41st annual general meeting of shareholders.

(1)
Recent Changes to Articles of Incorporation

Articles Amended at the 41st Annual General Meeting of Shareholders	Description of Amendments
(1)
Revision of Article 2 (Objectives)
(2)
Insertion of Paragraph 5 of Article 17 (Convening of General Meetings of Shareholders)
(3)
Revision of Paragraph 2 and deletion of Paragraph 3 of Article 20 (Exercise of Voting Rights)
(4)
Revision of Article 26 (Number of Directors)
(5)
Revision of Article 27-2 (Nomination of Candidates for Outside Directors)
(6)
Revision of Paragraph 2 of Article 32 (Filling of Vacancy)
(7)
Revision of Paragraph 1 of Article 34 (Committees)
(8)
Revision of Paragraphs 2, 3 and 4 of Article 36-2 (Composition of Audit Committee)
(9)
Insertion of new Addenda

(1)
To enhance safety by adding the fire protection facility construction business to our business objectives, thereby enabling us to promptly and accurately carry out such construction directly (Article 2).
(2)
To reflect an amendment to the Commercial Act requiring listed companies exceeding a certain size threshold to hold general meetings of shareholders both in person and by electronic means (Article 17, Paragraph 5 and Article 20, Paragraph 2).
(3)
To reflect an amendment to the Commercial Act prohibiting large listed companies from excluding cumulative voting systems by their Articles of Incorporation (Article 20, Paragraphs 2 and 3).

(4)~(7) To reflect an amendment to the Commercial Act emphasizing the independence of outside directors by changing the title of “Outside Directors” appointed by listed companies to “Independent Directors” (Article 26; Article 27-2; Article 32, Paragraph 2; Article 34, Paragraph 1 and Article 36-2, Paragraph 2).

(8-1) To reflect an amendment to the Commercial Act increasing the number of directors to be separately elected as members of the Audit Committee (Article 36-2, Paragraph 3).

(8-2) To reflect an amendment to the Commercial Act strengthening the limitation on voting rights in connection with the appointment or dismissal of Audit Committee members (Article 36-2, Paragraph 4).

(9) To specify the effective date of the amendments (Article 1 of the Addenda) and to establish transitional measures in accordance with the effective date of the revised Commercial Act (Articles 2, 3, 4 and 5 of the Addenda).

6

(2)
Business Objective (as of June 30, 2026)

We added “fire protection facility construction business” as a new business objective through the amendment to our Articles of Incorporation approved at the 41st annual general meeting of shareholders held on March 19, 2026. Our current business objectives include the following:

(as of June 30, 2026)

No.	Business Objective(2)	Whether Currently Engaged in by the Company
1

Research, development, production, sales and marketing of display and related products utilizing, among others, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature polycrystalline silicone (“LTPS”)-LCD and organic light-emitting diode (“OLED”) technologies

Yes
2	Research, development, production, sales and marketing of products utilizing solar energy	No, see note (1)
3	Research, development, production, sales and marketing of parts and equipment necessary for the development and production of products and technologies listed in items 1 and 2 above	Yes
4	Sale and purchase and lease of real estate	Yes
5	Fire protection facility construction business for the construction, improvement, relocation and maintenance of fire protection facilities	Yes
6	Other ancillary or supplemental businesses and investments relating to each of the businesses described above	Yes

(1) Although the Company began to engage in research and development of products utilizing solar energy in 2007, due to the intense competition with Chinese companies in this sector and relative economic disadvantage of the Company’s technology, the Company decided to discontinue such business in 2010 and is currently not engaged in this business.

(2) We added “fire protection facility construction business” as a new business objective through the amendment to our Articles of Incorporation approved at the 41st annual general meeting of shareholders held on March 19, 2026, to enhance safety by enabling us to promptly and precisely handle fire protection facility construction in-house.

7

2.
Business
A.
Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT‑LCD. Sorting by major sales product category, television, IT products, mobile and other products, and “auto” products (comprising automotive display products) accounted for 18%, 36%, 36% and 10% of our total sales, respectively, in the first half of 2026. Our customers primarily consist of global set makers, and our top ten customers comprised 92% of our total sales revenue in the first half of 2026. As a company focused on exports, our overseas sales accounted for approximately 95% of our total sales in the first half of 2026. We have overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our cumulative production capacity for the first half of 2026 was approximately 1.9 million glass sheets, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~1.4 trillion in 2025. In 2026, we plan to increase our capital expenditures to the mid-to-upper ~~W~~2 trillion range, representing an increase from the previous year.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

The display industry to which we belong is highly affected by the global economic conditions. Given the characteristics of the display business, which requires large-scale investments, display panel prices may fluctuate due to an imbalance between supply and demand, which may affect our profitability. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, cost structure, product development capability, manufacturing efficiency, quality control and customer relationships, as well as by differentiation in sales volume and pricing utilizing such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 11% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT, mobile products and automobiles.

Consolidated operating results highlights

(Unit: In billions of Won)

	2026 H1	2025	2024
Sales Revenue	11,146	25,810	26,615
Gross Profit	1,530	3,376	2,575
Operating Profit (loss)	39	517	(561)
Total Assets	27,501	26,917	32,860
Total Liabilities	19,851	19,077	24,787
B.
Industry
(1)
Industry characteristics
•
From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.
•
From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, semiconductor supply conditions, major regional sales events and/or seasonal factors.

8

•
Though the display panel industry is currently facing risks of decreased consumption of related goods in the business-to-consumer sector and reduced investor confidence in the business-to-business sector due to ongoing uncertainty in the global macroeconomic environment and rising semiconductor prices driven by the expansion of artificial intelligence (“AI”), there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.
•
In the market for television display panels, while the overall market remains stagnant, the increase of video content (including over-the-top services), expanding uses of television (such as playing video games) and the growth of the ultra-large TV market are expected to create meaningful opportunities for qualitative growth.
•
In the market for IT products, while risks of price increases and demand slowdown exist primarily in the notebook computers sector due to recent semiconductor supply issues, growth opportunities for new offerings such as expanded adoption of OLED technology for gaming monitors, portable devices and AI-integrated technology are expected to exist driven by lifestyle changes.
•
The growth in the market for smartphone products continues to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through diversification of form factors, low-power consumption and high resolution, in light of the increased use of smartphones for mobile contents and gaming purposes.
•
In the market for automotive display panels, display panels are increasingly being used in light of the expanded adoption of in-vehicle infotainment systems, and the market is continuing to demonstrate qualitative growth as the demand for larger and higher-resolution display panels continues to increase.
•
As the market for LCD panel-based products has reached a maturity stage, the growing adoption of OLED panels across various segments, driven by their differentiated performance and form factor advantages, is expected to create new opportunities.
(2)
Growth Potential

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business competitiveness based on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong growth potential within the display panel industry. With respect to large-sized display panels, we are focusing on expanding the OLED market by strengthening our differentiated OLED technology capabilities, such as META technology, which offers high-resolution and high-luminance, and Tandem WOLED technology, as well as diversifying our product portfolio and strengthening business with new customers. We are also expanding into new product areas, such as gaming display panels. In the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and oxide technologies, and we are also increasing the use of OLED panels in IT products to improve power consumption and provide differentiated form factors. In the small-sized display panel business, we have secured high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays, while also expanding our customer base in the automotive display panels business by providing optimized display solutions featuring high resolution, high refresh rates and high luminance, based on a diverse portfolio of premium products including plastic OLED, advanced thin OLED and LTPS LCD panels. We are also in the process of proactively preparing the technology to respond to new market opportunities for ultra-small-sized displays, including those in relation to augmented reality and virtual reality uses.

(3)
Cyclicality
•
The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry may experience volatility caused by imbalances between supply and demand due to changes in capital expenditure levels and adjustments in production utilization rates within the industry.
•
Macroeconomic factors and other causes of business cycles can affect demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if market demand outpaces supply, average selling prices may increase.

9

(4)
Market conditions
•
Most display panel manufacturers are located in Asia as set forth below. Chinese panel manufacturers are expanding their dominance in the TFT-LCD sector through oligopolization of the market, while also pursuing entry into the medium-sized OLED panel market based on investments in new production facilities. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership by strengthening their OLED-focused business structure and to sustain their differentiated competitiveness through technological advancement in the TFT-LCD sector.
a.
Korea: LG Display, Samsung Display, etc.
b.
Taiwan: AU Optronics, Innolux, etc.
c.
Japan: Sharp, etc.
d.
China: BOE, CSOT, HKC, etc.
•
Our worldwide market share of large‑sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2026 H1	2025	2024
Panels for Televisions(1)(2)	7.9%	10.4%	14.1%
Panels for IT Products(1)	16.4%	17.6%	19.1%
Total(1)	11.6%	13.4%	15.7%
(1)
Source: Large Area Display Market Tracker (OMDIA). Data for 2026 H1 are based on OMDIA’s estimates, as actual results for 2026 H1 have not yet been made available as of the date of this report.
(2)
Includes panels for public displays.

(5)
Competitiveness and competitive advantages
•
Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments that achieve profitability, maintaining flexible product portfolio and production facility operations responsive to market conditions, price of our products, competitive production costs, productivity enhancement, our relationship with customers, success in marketing to our end‑brand customers, competitive environment and economic conditions within the industry, and foreign exchange rates.
•
In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.
•
A substantial portion of our sales is attributable to a limited number of end‑brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.
•
Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.
•
As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH, Tandem and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in 2013, we have continued to achieve ongoing technological innovation by continuing to enhance the performance of our products and to offer differentiated large-sized OLED products such as our large-sized gaming OLED products and those incorporating our META technology. Moreover, we have continually introduced and expanded our high value-added plastic OLED products for smartphones, smartwatches and automotive products, along with our advanced thin OLED products, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

10

•
Moreover, we are maintaining and strengthening close long-term partnerships with major global firms to secure customers and expand relationships for technology development.

C.
New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.
Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

11

3.
Major Products and Raw Materials
A.
Major products

We manufacture OLED and TFT‑LCD panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (By product)	Usage	Major trademark	2026 H1
					Sales Revenue	Percentages (%)
Display	Goods/Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	2,012	18.0%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	4,018	36.1%
		Mobile, etc.	Panels for smartphones, smartwatches, etc.	LG Display	3,958	35.5%
		Auto products	Panels for automobiles	LG Display	1,158	10.4%
Total					11,146	100.0%

B.
Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the second quarter of 2026 was USD 1,079, representing a 13% decrease from the previous quarter primarily due to the impact of seasonal demand slowdown in mobile panels, which carry relatively higher average selling prices per square meter. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions, demand trends and our product mix.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2026 Q2	1,079
2026 Q1	1,244
2025 Q4	1,297
2025 Q3	1,365
2025 Q2	1,056
2025 Q1	804
2024 Q4	873
2024 Q3	825
2024 Q2	779
2024 Q1	782

(1)
Quarterly average selling price per square meter of net display area shipped.
(2)
Excludes semi‑finished products in the cell process.

12

C.
Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on changes in size and quantity of raw materials due to the increased production of large‑sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers(2)
Display	Raw materials	PCB	Display panel manufacturing	487	11.1%	Hyunwoo Industrial Co., Ltd., etc.
		Polarizers		686	15.7%	Dongwoo Fine-Chem Co., Ltd., etc.
		BLU		405	9.2%	Heesung Electronics LTD., etc.
		Glass		179	4.1%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		396	9.1%	LX Semicon, etc.
		Others		2,225	50.8%	-
Total				4,378	100.0%

- Period: January 1, 2026 ~ June 30, 2026.

(1)
Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)
Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate and LX Semicon is an affiliate of LX Holdings Corp.

•
The market prices of main raw materials for display panels fluctuate depending on the global market conditions of raw materials and demand by product segment.

•
The market price of polarizers, which is a main raw material for display panels, decreased by 4% as of June 30, 2026 compared to the end of the previous year.

•
The market price of PCB increased by 2% compared to the end of the previous year. The market prices of drive IC and BLU each decreased by 2% as of June 30, 2026 compared to the end of the previous year.

•
Although the global economy in 2026 continues to face ongoing geopolitical risks stemming from the Middle East, including the Iranian war and the blockade of the Strait of Hormuz, as well as uncertainties in oil prices and raw material costs, we aim to optimize our raw material costs compared to the previous year through an improvement in the balance of market supply and demand in the raw materials market and our efforts to strengthen our raw material cost competitiveness. The prices of raw materials may continue to fluctuate in light of changes in the market conditions of such materials.

4.
Production and Equipment
A.
Production capacity and output
(1)
Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2026 H1(1)	2025(1)(2)	2024(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,879	4,208	6,063
(1)
Calculated based on the effective capacity method (based on glass input substrate size for eighth-generation glass sheets) multiplied by daily operating hours, the number of operating days and the efficiency rate.
(2)
As the disposal of our equity interest in LG Display (China) Co., Ltd. was completed on April 1, 2025, the production capacity presented includes such subsidiary’s production capacity through the first quarter of 2025.

13

(2)
Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2026 H1(1)	2025(1)(2)	2024(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,740	3,914	5,656
(1)
Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.
(2)
As the disposal of our equity interest in LG Display (China) Co., Ltd. was completed on April 1, 2025, the production output presented includes such subsidiary’s production output through the first quarter of 2025.
B.
Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2026 H1	Actual working hours in 2026 H1	Average utilization ratio
Gumi	4,344(1) (24 hours x 181 days)	4,248(1) (24 hours x 177 days)	97.8%
Paju	4,344(1) (24 hours x 181 days)	4,330(1) (24 hours x 180 days)	99.7%
Guangzhou	4,344(1) (24 hours x 181 days)	4,344(1) (24 hours x 181 days)	100.0%
(1)
Number of days is calculated by averaging the number of working days for each facility.

C.
Investment plan

In 2025, our total capital expenditures on a cash out basis was around ~~W~~1.4 trillion. In 2026, we plan to increase our capital expenditures to the mid-to-upper ~~W~~2 trillion range, representing an increase from the previous year. On April 22, 2026, we announced new facility investments related to the enhancement of OLED technology in order to strengthen our technological competitiveness and basis for growth, the details of which are set forth below.

Filing date	Title of disclosure	Details of disclosure	Other references useful for making investment decisions
April 22, 2026	New Facility Investment

1. Investment target: New OLED technology infrastructure

2. Investment amount: ~~W~~1.1 trillion

3. Purpose: To enhance technological competitiveness and strengthen basis for growth through the advancement of OLED technologies

4. Investment period: April 22, 2026 – June 30, 2028

The start date of investment period is based on the resolved date of the Board of Directors, and end date of investment period may be subject to change depending on market conditions and the investment progress. In addition, the detailed matters necessary for the execution of this investment have been delegated to our Chief Executive Officer.

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5.
Sales
A.
Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2026 H1	2025	2024
Display	Products	Display panel	Overseas(1)	10,484	24,613	25,496
			Korea(1)	575	954	960
			Total	11,059	25,567	26,456
	Others(2)	Raw materials, components, etc.	Overseas(1)	74	206	112
			Korea(1)	13	37	47
			Total	87	243	159
	Total		Overseas(1)	10,558	24,819	25,608
			Korea(1)	588	991	1,007
			Total	11,146	25,810	26,615
(1)
Based on ship‑to‑party.
(2)
Other sales include royalty sales.
B.
Sales organization and sales route
•
As of June 30, 2026, each of our television, IT, mobile and auto product businesses had individual sales and customer support functions.
•
Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.
•
Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end‑brand customers → End users

2) LG Display Headquarters and overseas manufacturing subsidiaries → System integrators and end‑brand customers → End users

•
Sales performance by sales route

Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	97.8%
	Headquarters	2.2%
Overseas sales portion (overseas sales / total sales)		94.7%
Korea	Overseas subsidiaries	39.7%
	Headquarters	60.3%
Korea sales portion (Korea sales / total sales)		5.3%

(1) Percentage by sales route is based on revenue from the Display business segment.

C.
Sales methods and sales terms
•
Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.
D.
Sales strategy
•
With respect to television display products, we are strengthening our competitive advantages in the premium television display market by enhancing the performance of our OLED television display panels and advancing both product and technology sophistication levels, while also working towards strengthening our business portfolio and securing sustainable profitability through the expansion of our OLED-based gaming monitor business.
•
With respect to IT display products, we are continually strengthening the sales of high‑resolution, IPS, narrow bezel and other high‑end display panels with major global IT product manufacturers as our primary customer base.

15

•
With respect to mobile and other products (a wide range of products including smartphones, smartwatches and industrial products (including aviation and medical equipment, among others)), we are continuing to build a strong and diversified business portfolio and expand our global customer base by leveraging the strength of our differentiated technology and products such as OLED, narrow bezel, low-power consumption and thin and light features.
•
With respect to automotive display products, our business is steadily growing on the back of stable orders secured through our ability to deliver differentiated value to global automobile manufacturers leveraging our diversified technology and product portfolio that includes plastic OLED, advanced thin OLED and LTPS LCD panels.
E.
Major customers
•
Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first half of 2026. Sales revenue generated from Customer “A” amounted to ~~W~~6,087 billion in the first half of 2026 and ~~W~~6,004 billion in the first half of 2025, and sales revenue generated from Customer “B” amounted to ~~W~~1,513 billion in the first half of 2026 and ~~W~~1,638 billion in the first half of 2025. In addition, sales revenue derived from our top ten customers comprised 92% of our total sales revenue in the first half of 2026 and 90% in the first half of 2025.
6.
Purchase Orders
•
We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of June 30, 2026, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.
7.
Risk Management and Derivative Contracts
A.
Risk management
(1)
Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

See Note 24 to our consolidated financial statements attached hereto for more information regarding our exposure to each of the risks listed above.

(2)
Risk management method

In order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross‑currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.
Derivative contracts
(1)
Currency risks

•
We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar and the Japanese Yen.
•
Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

16

•
As of the end of the reporting period, in order to avoid risks of exchange rate fluctuations on the fair value of advance received, we entered into an aggregate of USD 1,645 million, CNY 1,680 million cross currency interest swap agreements with Shinhan Bank and others, for which we have not applied hedge accounting. Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~143 billion with respect to the above foreign exchange derivative instruments held during the reporting period.
(2)
Interest rate risks

•
Our exposure to interest rate risks relates primarily to our floating rate long-term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.
•
As of the end of the reporting period, we entered into interest rate swap agreements with KEB Hana Bank and others in an aggregate of ~~W~~2,005 billion and USD 400 million, for which we have not applied hedge accounting. We recognized a gain on valuation of derivative instruments in the amount of ~~W~~17 billion with respect to our interest rate derivative instruments held during the reporting period.

17

8.
Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/ supply agreement	Hewlett‑Packard	January 2011 ~	Patent licensing of semi‑conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	Hannstar Display Corporation	December 2013 ~	Patent cross‑licensing of LCD technology
	AU Optronics Corporation	August 2011 ~	Patent cross‑licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross‑licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2030	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

Real estate/others	LG Innotek Co., Ltd.	Date of contract: December 23, 2022 Term: December 26, 2022 ~ December 31, 2027	Lease of idle real estate property for rental income (the contract amount and other details are not disclosed in accordance with a non-disclosure agreement)
	LG Uplus Corp.	Date of contract: May 14, 2024	Sale of real estate property to enhance asset efficiency (for details, please refer to the Form 6-K furnished to the SEC on April 25, 2024)

9.
Research & Development (“R&D”)
A.
Summary of R&D‑related expenditures

(Unit: In millions of Won, except percentages)

Items		2026 H1	2025	2024
R&D Expenditures (prior to deducting governmental subsidies)		1,174,544	2,211,369	2,237,403
Governmental Subsidies		(813)	(625)	(705)
Net R&D‑Related Expenditures		1,173,731	2,210,744	2,236,698
Accounting Treatment(1)	R&D Expenses	837,240	1,668,306	1,687,315
	Development Cost (Intangible Assets)	336,491	542,438	549,383
R&D‑Related Expenditures / Revenue Ratio(2) (Total R&D‑Related Expenditures ÷ Revenue for the period × 100)		10.5%	8.6%	8.4%
(1)
For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.
(2)
Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

18

B.
R&D achievements
Achievements in 2024
(1)
Developed the world’s first Gaming DFR product (31.5”)
•
Optimized display through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (UHD 240Hz) and high refresh rate (FHD 480 Hz) on a single display panel
•
Maximized sound effects by applying d-TAS (Display Thin Accurator)
(2)
Developed the world’s first Gaming OLED QHD 480Hz monitor product (27”)
•
Provided optimal gaming environment with the development of the world’s first OLED QHD 480Hz high refresh rate monitor product
(3)
Developed our first advanced thin OLED (“ATO”)-based notebook panel (13.4”)
•
Developed Slim & Light product (1.16t / 162g) through the application of advanced thin OLED structure
•
Developed high-efficiency OLED notebook panel product (SDR 400nit / HDR 500nit) utilizing Tandem OLED technology
•
Became our first notebook panel model to apply Touch on Encap technology
(4)
Developed our first Dual Resolution Gaming monitor product (27”)
•
Expanded the gaming monitor market and provided differentiated user experience by implementing the Dual Resolution feature
•
Enabled the use of a single monitor for both fast-paced (FHD 330Hz) games and high-resolution (UHD 165Hz) games

* Dual Resolution : UHD 165Hz ↔ FHD 330Hz

(5)
Developed next-generation Micro LED display product (22.3”)
•
Provided a large-screen and high-resolution, new user experience through Active Matrix Micro LED transfer technology, panel technology, compensation technology and mechanical technology

1) 22.3” Module for 136” 4K business-to-consumer products

2) 22.3” Module for infinitely expandable business-to-business products

(6)
Developed the world’s first ultra-large high resolution transparent OLED display product (77”)
•
Developed new television models and lifestyle solutions with ultra-large, high-resolution displays with 45% transparency
(7)
Developed the world’s first large-sized WOLED product based on 4-Stack technology (83/77/65/55/48” 4K television displays)
•
Strengthened the competitiveness of our WOLED flagship models by applying the 4-Stack technology to large-sized WOLED display panels for the first time in the industry
•
Improved customer value by delivering premium picture quality (luminance, color reproduction, and high-speed) while enhancing cost competitiveness
•
Established a foundation for market expansion by strengthening the potential to expand into the new high-end monitor market

Achievements in 2025
(1)
Developed the world’s first 45WUHD 165Hz Gaming OLED product
•
Optimized display based on intended use through applying DFR (Dynamic Frequency & Resolution) technology, which enables the implementation of high resolution (WUHD 165Hz) and high refresh rate (WFHD 330Hz) on a single display panel
•
Enhanced gaming immersion through the application of an 800R Curved display
(2)
Developed the world’s first medium-sized OLED notebook panel product based on low-temperature polycrystalline oxide (“LTPO”) and Tandem technology (14”)
•
Developed Tandem OLED product with low power consumption and variable refresh rate based on LTPO technology
•
Developed a medium-sized OLED display product with low power consumption to lead the high-end notebook computers market

19

(3)
Developed our first 8.5th-generation large-sized automotive display panel product using oxide technology (38.9”)
•
Developed P2P (Pillar-to-Pillar, full dashboard) products for automotive applications using new oxide semiconductor technology to ensure high reliability
•
Expanded automotive LCD panel production to the 8.5th-generation line in addition to the existing 6th-generation line
(4)
Introduced the Double Rate Driving (“DRD”) platform for the first time in large-sized OLED television products and developed cost-innovative products (77/65/55/48”)
•
Secured cost competitiveness and established a foundation for a sustainable profitability structure through structural innovation of our V26 products based on the DRD platform, incorporating DRD, New ASIC (application-specific integrated circuit) and New META POL (polarizing panel) technologies
•
Strengthened competitiveness in expanding business applications by concurrently deploying Special Edition models based on the DRD platform
(5)
Developed the world’s first 27” QHD 540Hz (DFR 720Hz) OLED monitor product
•
Achieved the highest level refresh rate (HD 720Hz) and response time (0.02ms, G-to-G) for OLED through the application of DFR technology, delivering smooth motion and an immersive gaming experience
(6)
Developed the world’s first large-sized, high-resolution IPS curved monitor product (51.5”)
•
Maintained our leadership in the high-end product market through the development of the world’s first large-sized IPS curved monitor product
•
Achieved enhanced profitability and differentiation through the development of new components, structural and process changes and the application of cost-efficient materials
(7)
Developed the world’s first 1Hz low-power notebook display product (14”, 16”)
•
Maintained our leadership in the high-end product market through development of the world’s first 1Hz product featuring low power consumption, slim design and three-sided borderless design
–
Enhanced VHR (Variable High Refresh Rate) performance at 1Hz through the application of newly developed materials (liquid crystal and polyimide) and advanced panel design technology, along with flicker reduction circuit algorithms
–
Achieved further power efficiency through low-power circuit algorithms and high-efficiency BLU technology
–
Enhanced slim design competitiveness through the development of new slim circuit components, including PCBs, semiconductor components and CNT (Carbon Nanotube) materials

Achievements in 2026
(1)
Developed our first automotive ATO products (7.2/11.7/13/15/24.2”)
•
Developed our first automotive ATO products, securing price competitiveness
•
Expanded our automotive OLED panel business by meeting diverse customer requirements
(2)
Developed our first Fully Integrated Display Module (“FIDM”) products (11/15/30.4”)
•
Developed our first FIDM products, expanding the relevant product scope from Cover Glass Module to FIDM
•
Secured software development capability by obtaining “ASPICE (Automotive Software Process Improvement Capability determination) CL2”, a global automotive software standard

10.
Intellectual Property

As of June 30, 2026, our cumulative patent portfolio (including patents that have already expired) included 32,355 patents in Korea and 40,019 patents in other countries. In 2026, we registered 710 patents in Korea and 1,340 patents in other countries.

11.
Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

20

A.
Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on‑site inspections by the Ministry of Climate, Energy and Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)
Environmental pollutant emission regulations: Integrated Control of Pollutant-discharging Facilities Act, Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)
Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)
Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 and energy management system ISO 50001 certifications for all of our domestic and overseas production sites. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

We achieved an A rating, which is among the highest rating categories, in the Carbon Disclosure Project (“CDP”) Supply Chain Engagement Assessment in 2025, in recognition of our efforts to manage climate risks across our supply chain and build a carbon-neutral ecosystem. In addition, we received a Leadership A- rating in the CDP Climate Change assessment, based on our achievements including greenhouse gas reduction, advancement of climate change response scenarios and expansion of renewable energy utilization. As a result, we were named to the Honors Club in the IT category of the Climate Change Korea Awards for ten consecutive years from 2016 to 2025. In the area of water resource management, we achieved a Leadership A rating, the highest rating category, in the CDP Water Security assessment, in recognition of our substantive achievements in expanding water reuse.

In addition, in recognition of our efforts to improve recycling rates and reduce waste, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. In 2022, we achieved the Gold rating for Zero Waste to Landfill (“ZWTL”) for our Paju and Gumi facilities and the Platinum rating for our Nanjing facility. Through ongoing efforts to improve our recycling rate, our Paju facility achieved a Platinum rating for the first time in June 2024 and our Guangzhou facility achieved a Platinum rating for the first time in December 2024. Subsequently, our Gumi facility achieved a Platinum rating for the first time in July 2025, while our Paju facility maintained its Platinum rating following the reassessment in July 2025. In November 2025, we achieved the Gold rating for our Vietnam facility, completing ZWTL certification for all of our production sites. As of the date of this report, our Paju, Gumi, Nanjing and Guangzhou facilities continue to maintain Platinum ratings for ZWTL, and our Vietnam facility continues to maintain a Gold rating. Accordingly, ZWTL certification is maintained for all of our production sites. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. In 2023, we have obtained quality certification for certain of our recycled items recognized as circular resources, and we plan to continue to promote the resource circulation of our products. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

21

B.
Product environment management

In order to respond to applicable domestic and overseas environmental regulations, such as the European Union’s Restriction of Hazardous Substances (RoHS) and Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) that restrict the use of certain hazardous substances, we operate a hazardous substance management program that implements a four-step procedure (each such step, a “Gate”) that manages various stages of our production cycle, beginning with the registration process of our business partners up to the mass production stage. In addition, in order to preemptively address four types of phthalate substances that became additionally regulated pursuant to the RoHS in 2016 and officially went into effect on July 22, 2019, we replaced the latent risk elements in advance as well as implemented a more stable management process with respect to such substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement, quality assurance and analysis teams.

- Gate 01 (Business Partner Stage): An audit is conducted prior to the registration of a new business partner (including the inspection of the business partner’s hazardous substance response process)

- Gate 02 (Parts Development Stage): An environmental evaluation of each part under development is conducted (consisting of three stages: (1) document review; (2) XRF test and (3) precision analysis)

- Gate 03 (Product Development Stage): An environmental evaluation of the product model and product labeling are conducted (including RoHS verification)

- Gate 04 (Mass Production Stage): Process management through the periodic testing of mass-produced parts for any hazardous substances (including rate-based tests based on risk assessment)

We operate a “Hazardous Substance Management System for Products” that effectively manages hazardous substances by classifying them into four levels: A-I, A-II, B-I, and B-II. In particular, in addition to substances prohibited by global hazardous substance regulations on products, we have designated substances causing harm to the human body and the environment as Level B substances. By developing alternative technologies and parts and applying them to our products, we continually strive to achieve a gradual reduction and elimination of non-prohibited hazardous substances.

- Level A-I (Prohibited Substances): Prohibited substances designated under the RoHS regulations (i.e., 10 regulated substances) and those designated by specific customers

- Level A-II (Prohibited Substances): Substances prohibited by regulations and conventions other than those covered under Level A-1 and those designated as such by customers

- Level B-I (Substances Subject to Voluntary Reduction): Substances that are being voluntarily replaced over a certain period of time

- Level B-II (Substances Under Observation): Substances that are not currently banned, but are expected to become prohibited in the future

Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen‑free combustion ion chromatography method as IEC 62321‑3‑2, which was published in June 2013.

In 2017, we became the first display panel company to receive the SGS Eco Label accreditation for OLED television display modules from SGS, a global product testing/accreditation agency, and have since continually received such accreditation. In 2024, such accreditation has been updated to “SGS EEPS accreditation.” In 2022, we expanded our accreditation program to cover display modules for monitors, notebook computers, tablets and automobiles, as a result of which our display modules for monitors and notebook computers received SGS Eco Label accreditation for the first time and our automotive display module became the first in the industry to receive the same accreditation for its excellence in energy efficiency, and we have since maintained the SGS Eco Label for such products. In 2023, our high-end LCD panels for 16-inch notebooks and 27-inch monitors, in which we incorporated recycled materials for the first time, received the SGS Eco Label accreditation. In addition, our 30-inch and 55-inch transparent display products, for which we applied hazardous substance reduction technology, became the first in the industry to receive the SGS Eco Label accreditation.

Moreover, in 2022, our 27-inch monitor display product that applied anti-bacterial films received the SGS Performance Mark accreditation for its anti-bacterial performance, and in 2023, our commercial display module that applied Plus-Bright energy consumption reduction technology obtained the SGS Performance Mark accreditation for its energy efficiency performance. Our high-end LCD panels for 16-inch notebooks and 27-inch monitors also received the same accreditation for reducing energy consumption through the implementation of proprietary algorithms and improving panel transmittance. In 2025, we enhanced and replaced

22

PFAS-containing components in our 14-inch LCD panels for notebook computers, and as a result, obtained the SGS ECCS Mark – PFAS Screened accreditation.

Also in 2022, upon assessment and verification of GHG emissions throughout its entire product life cycle, our OLED television panel received the industry’s first Carbon Footprint Certification from The Carbon Trust, a not-for-profit company founded by the United Kingdom government that provides voluntary carbon certification services and carbon labeling schemes. In 2023, our high-end IT LCD panels (27-inch and smaller) received the Product Carbon Footprint (PCF) certification from TÜV Rheinland, a global independent testing, inspection and certification agency, by achieving carbon emission reduction through the application of recycled materials and low energy consumption technologies. Our OLED panels for automotive products also received the same certification for achieving carbon emission reduction through the application of light-control film integration technology. In 2024, our 14-inch high-end LCD panel product for notebook computers received the Product Carbon Footprint Reduction (PCR) certification from TÜV Rheinland through the application of bio-plastic, recycled materials and ultra-precision micro-processing technology. Additionally, upon verification by Underwriters Laboratories (UL), a global inspection and certification agency, such display panel also received the Environmental Claim Validation (ECV) certification. In 2025, we obtained the “Product Carbon Footprint Methodology” certification from TÜV Rheinland reflecting our establishment of a system to calculate carbon emissions generated throughout the entire product life cycle based on international standards and our proprietary evaluation methodology optimized for display panels, as well as an IT system for evaluating product carbon footprints.

In 2021, we received the “Green Technology Certification” for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. Also, since 2021, we have continued to obtain an eco-friendly certification from TUV SUD, a globally recognized accreditation agency based in Germany, for excellence in resource circulation and compliance with Waste Electrical and Electronic Equipment (WEEE) regulations and the non-use of specific hazardous substances in our OLED television display panels, plastic OLED mobile and smartwatch display products, OLED tablet display panels and TFT-LCD panels for IT products.

In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2017, for the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP).

C.
Safety standards

Our products comply with the IEC 62638-1 global product safety standards, and we obtain CB and UL certifications on applicable products.

In order to promote the enhancement of safety for automobile manufacturers and consumers, we became the first display panel company in June 2016 to introduce a flame-resistant certification program for our display panels, which program includes flame resistance standards for automotive materials (including ISO 3795, DIN 75200 and FMVSS 302 standards) as well as for safety standards for information technology devices, which has been certified by TUV SUD. In 2025, we expanded the number of applicable flame resistance standards for such program to 14.

Furthermore, in 2021, we established infrastructure for flammability tests required under the United States Federal Aviation Administration’s FAR 25.853 standards and impact tests under RTCA DO-313 standards, and the reliability of these test results have been certified by TUV SUD.

D.
Green management

In accordance with Article 27 of the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we submitted a statement of our 2025 domestic emissions and energy usage to the Korean government in March 2026 after it was certified by DNV Business Assurance Korea, a government‑designated certification agency.

The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tons of CO2 equivalent; Tetra Joules)

Category	2025	2024	2023
Greenhouse gases	3,348	3,673	3,492
Energy	48,831	53,590	55,119

Note: Our greenhouse gas emission and energy usage data for 2023 and 2024 are confirmed figures following the conformity assessment by the Ministry of Climate, Energy and Environment. The figures for 2025 have undergone third-party verification and will be updated upon final confirmation following the conformity assessment by the Ministry of Climate, Energy and Environment.

23

Since our designation as a target company for the greenhouse gas emission trading system in 2015, we have received greenhouse gas emission allowances from the government and have been annually submitting our greenhouse gas emission calculations and specifications to the Ministry of Climate, Energy and Environment. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2018 to 2030 by 53% and a medium- to long-term goal to achieve carbon neutrality by 2050. In order to reduce greenhouse gas emissions, we plan to develop high-efficiency process gas scrubbers and low-carbon alternative gas technologies, strengthen company-wide power-saving activities and accelerate the transition to renewable energy. In addition to internal reduction efforts, in order to achieve carbon neutrality by 2050, we plan to externally offset residual emissions that are difficult to reduce technically. In addition, through our ESG governance (including ESG committee/ESG management council), we will regularly monitor and report our carbon-neutral implementation progress to strengthen our execution capabilities and continually upgrade our roadmap to achieve carbon neutrality by 2050.

In order to reduce emissions of fluorinated gases (F-Gas) used in the dry etching process in our manufacturing operations, we have installed plasma equipment at our manufacturing sites since 2018, which is capable of reducing such emissions by over 90%. As a result, in 2025, we were able to reduce greenhouse gas emissions across our domestic and overseas business sites by 67% compared to their 2018 levels. In addition, in line with the renewable energy utilization program in Korea, which was initiated in 2021, our domestic business sites are shifting to renewable energy through the green premium program, while our overseas business sites in China and Vietnam are shifting to renewable energy through Renewable Energy Certificate (REC) purchases. In 2025, we converted 3,137 GWh of electricity (approximately 48% of our total electricity) to renewable energy.

We are enhancing the efficiency of our utility supply equipment and improving the energy usage of our production facilities through a company-wide organization dedicated to energy conservation. In addition, we are pursuing energy-saving initiatives focused on minimizing energy consumption by optimizing facility operations using AI Transformation (“AX”)-based technologies, such as smart control systems for chillers, improving losses through enhanced visibility of power consumption for each equipment and identifying energy reduction technologies through collaboration with expert groups.

E.
Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
January 19, 2023	Goyang Branch of Uijeongbu District Court	Court	Company	- Safety incident on January 13, 2021 (fine announced on January 11, 2023, ruling confirmed on January 19, 2023)	Fine of ~~W~~20 million	- Paid fine - Strengthened safety management standards and training program
November 13, 2023	Southern Seoul Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Non-payment of overtime pay - Article 36 and Provision 1 of Article 43 of the Labor Standards Act	—	- Implemented corrective orders, which were completed on November 27, 2023
December 16, 2023	Uijeongbu District Court	Court	Employee (Facility plant manager, Incumbent, 30 years of service)	- Safety incident on January 13, 2021 (fine announced on December 8, 2023, ruling confirmed on December 16, 2023)	Fine of ~~W~~5 million	- Paid fine
March 22, 2024	Supreme Court	Court	Two employees (former Team Leader and former Manager)	- Safety incident on January 13, 2021 (final appeal dismissed on March 15, 2024, ruling confirmed by the Appellate Court on March 22, 2024)	Final appeal dismissed (1 year of imprisonment subject to two years of probation for both the Team Leader and Manager)	—
April 21, 2026	Paju Customs Office	Tax Authority	Company	- Use of goods brought into bonded factory prior to filing use declaration - Provision 1 of Article 186 of the Customs Act	Administrative fine of ~~W~~2 million	—

24

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and certain of our employees were prosecuted for violating the Occupational Safety and Health Act and the Chemicals Control Act. In January 2023, the Goyang Branch of the Uijeongbu District Court ordered a fine of ~~W~~20 million. The prosecution filed an appeal with respect to several of the prosecuted employees, which was dismissed by the Seoul Appellate Court on December 8, 2023. In addition, the judgment against the remaining defendants, including one of our employees but excluding two of our employees who filed a final appeal with the Supreme Court, was confirmed on December 16, 2023. The final appeals of the two employees were dismissed on March 15, 2024, and the Appellate Court’s ruling was confirmed on March 22, 2024. In order to prevent recurrence, we are exerting continual efforts to treat safety as a top priority management objective, including by strengthening our safety management standards and employee training efforts.

On May 19, 2023, an incident resulting in the death of one of our employees occurred, and we subsequently became subject to a non-periodic inspection by the Southern Branch Office of the Seoul Regional Employment and Labor Office. As a result of the labor inspection, we and our former CEO were alleged to have violated Article 53 of the Labor Standards Act on October 6, 2023, and the Southern Branch Office of Ministry of Employment and Labor conducted an investigation, which was completed on October 22, 2024 without any prosecution. In addition, on November 13, 2023, we had received a corrective order from the Southern Branch Office of the Seoul Regional Employment and Labor Office to pay ~~W~~239,743,773 in overtime wages to the relevant employees for violations of Article 36 and Provision 1 of Article 43 of the Labor Standards Act. On November 27, 2023, we had fulfilled the corrective order, and accordingly, we do not expect to be charged with any further penalties in relation to the corrective order. In the case of a corrective order, when such order is fulfilled, the case becomes concluded at the labor office level, and the labor office does not pursue further criminal action. In order to prevent the recurrence of similar events, we have established a special committee to improve the culture of our organization and have continued to implement ongoing remedial measures including the reorganization of our employee attendance system.

We incurred and paid an administrative fine imposed by the Paju Customs Office due to a delay in submitting a use declaration for bonded goods brought in during the Lunar New Year holiday period in 2026. To prevent recurrence, we will enhance training for our customs filing agents and strengthen our management framework regarding the bonded factory system and the filing timelines for use declarations.

12.
Financial Information
A.
Financial highlights (Based on consolidated K‑IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Current assets	7,381,842	6,982,077	10,123,037
Quick assets	4,289,584	4,436,411	7,451,795
Inventories	3,092,258	2,545,666	2,671,242
Non‑current assets	20,118,754	19,934,623	22,736,529
Investments in equity accounted investees	35,576	36,506	33,177
Property, plant and equipment, net	14,102,148	14,470,776	17,202,873
Intangible assets	1,929,135	1,478,035	1,558,407
Other non‑current assets	4,051,895	3,949,306	3,942,072
Total assets	27,500,596	26,916,700	32,859,566
Current liabilities	11,629,230	9,596,471	15,859,084
Non‑current liabilities	8,221,723	9,480,991	8,927,675
Total liabilities	19,850,953	19,077,462	24,786,759
Share capital	2,500,000	2,500,000	2,500,000
Share premium	2,740,811	2,740,811	2,773,587
Retained earnings	(670,017)	281,912	(18,512)
Other equity	1,730,214	1,081,401	995,823
Accumulated other comprehensive income held for sale	─	─	291,363
Non‑controlling interest	1,348,635	1,235,114	1,530,546

25

Total equity	7,649,643	7,839,238	8,072,807

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenue	11,146,065	25,810,082	26,615,347
Operating profit (loss)	38,991	516,977	(560,596)
Profit (loss) from continuing operations	(994,545)	303,807	(2,409,300)
Profit (loss) for the period	(994,545)	303,807	(2,409,300)
Profit (loss) attributable to:
Owners of the company	(975,332)	226,312	(2,562,606)
Non‑controlling interest	(19,213)	77,495	153,306
Basic earnings (loss) per share	(1,951)	453	(5,438)
Diluted earnings (loss) per share	(1,951)	453	(5,438)
Number of consolidated entities(1)(2)	20	20	22
(1)
The number of consolidated entities is based on the consolidated entities (including the parent company) as of the end of the reporting period.
(2)
The disposal of our equity interests in LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. was completed on April 1, 2025, and these entities were excluded from the scope of our consolidated subsidiaries as of such date
B.
Financial highlights (Based on separate K‑IFRS).

(Unit: In millions of Won)

Description	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024
Current assets	6,138,188	5,517,131	8,647,395
Quick assets	3,891,373	3,723,621	6,860,717
Inventories	2,246,815	1,793,510	1,786,678
Non‑current assets	19,223,764	19,293,991	21,151,656
Investments	3,810,745	3,810,085	3,939,474
Property, plant and equipment, net	9,808,080	10,298,784	11,913,336
Intangible assets	1,802,245	1,427,602	1,485,789
Other non‑current assets	3,802,694	3,757,520	3,813,057
Total assets	25,361,952	24,811,122	29,799,051
Current liabilities	16,501,338	15,506,468	20,865,495
Non‑current liabilities	5,982,167	5,532,949	5,137,758
Total liabilities	22,483,505	21,039,417	26,003,253
Share capital	2,500,000	2,500,000	2,500,000
Share premium	2,821,006	2,821,006	2,821,006
Retained earnings	(2,442,559)	(1,549,301)	(1,525,208)
Other equity	0	0	0
Total equity	2,878,447	3,771,705	3,795,798

(Unit: In millions of Won, except for per share data)

Description	For the six months ended June 30, 2026	For the year ended December 31, 2025	For the year ended December 31, 2024
Revenue	10,606,807	24,115,926	25,178,688
Operating profit (loss)	(336,274)	(624,135)	(1,800,625)
Profit (loss) from continuing operations	(916,661)	(98,205)	(3,034,736)
Profit (loss) for the period	(916,661)	(98,205)	(3,034,736)
Basic earnings (loss) per share	(1,833)	(196)	(6,440)
Diluted earnings (loss) per share	(1,833)	(196)	(6,440)

26

C.
Consolidated subsidiaries (as of June 30, 2026)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
Nanumnuri Co., Ltd.	Managing welfare facilities	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing and sales	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1) During the six months ended June 30, 2026, we invested an additional ~~W~~660 million into LG Display Fund I LLC. There was no change in our ownership interest in this subsidiary in connection with the additional investment.

D.
Status of equity investments in associates (as of June 30, 2026)

Company	Carrying Amount (in millions)	Effective Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~ 30,286	40%
Arctic Sentinel, Inc.	-	10%
Cynora GmbH	-	10%
Material Science Co., Ltd.	~~W~~ 5,290	9%

Although our respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the six months ended June 30, 2026 and 2025, the aggregate amount of dividends we received from our affiliated companies was ~~W~~3,415 million and ~~W~~1,664 million, respectively.

27

13.
Audit Information
A.
Audit service

(Unit: In millions of Won, hours)

Description	2026 H1	2025	2024
Auditor	Samil PwC	Samil PwC	Samil PwC
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,689 (861)(2)	1,898 (602)(2)	1,800 (650)(2)
Time required(3)	5,195	18,935	23,088
(1)
Compensation amount is the contracted amount for the full fiscal year.
(2)
Compensation amount in ( ) is for Form 20‑F filing and SOX 404 audit.
(3)
Figures are based on actual performance as of the date of this report.

B.
Non‑audit service

Period	Date of contract	Description of service	Period of service	Compensation
2026 H1	—	—	—	—
2025	June 2025	Tax advice	June 2025 ~ December 2025	~~W~~50 million
	September 2025	Tax advice	October 2025 ~ March 2026	~~W4~~0 million
2024	February 2024	Tax advice	March 2024 ~ December 2024	~~W~~50 million
	September 2024	Tax advice	September 2024 ~ March 2025	~~W4~~0 million

* Based on direct contracts on a separate basis.

C.
Non‑audit service by an affiliate of independent auditor

Period	Name of affiliate	Date of contract	Description of service	Period of service	Compensation
2026 H1	Samil PwC Solution	January 2026	Tax advice	January 2026 ~ December 2026	~~W~~1.6 million
2025	Samil PwC Solution	January 2025	Tax advice	January 2025 ~ December 2025	~~W~~1.6 million
2024		—	—	—	—

14.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

28

15.
Board of Directors
A.
Members of the board of directors

As of June 30, 2026, our board of directors consisted of two executive directors, one non-standing director and four independent directors.

(As of June 30, 2026)

Name	Position	Primary responsibility
Cheoldong Jeong	Representative Director (Executive Director)	Overall head of management
Sunghyun Kim	Director (Executive Director), Chief Financial Officer and Executive Vice President	Overall head of finances
Sangwoo Lee	Non-standing Director	Related to the overall management
Doo Cheol Moon(1)	Chairman of board of directors, Independent Director	Related to the overall management
Chung Hae Kang	Independent Director	Related to the overall management
Jung Suk Oh(2)	Independent Director	Related to the overall management
Sang Hee Park(2)	Independent Director	Related to the overall management
(1)
To enhance board independence and governance transparency, Jung Suk Oh was appointed as Chairman of the board of directors in March 2026, thereby separating the roles of Chairman of the board of directors and Chief Executive Officer.
(2)
At the annual general meeting of shareholders held on March 19, 2026, Jung Suk Oh and Sang Hee Park were reappointed as independent directors.

B.
Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of June 30, 2026, the Management Committee consisted of two executive directors, Cheoldong Jeong (Chairman) and Sunghyun Kim.

As of June 30, 2026, the composition of the Independent Director Nomination Committee was as follows.

(As of June 30, 2026)

Committee	Composition	Members(1)
Independent Director Nomination Committee	1 executive director and 2 independent directors	Sangwoo Lee, Jung Suk Oh and Sang Hee Park
(1)
Sangwoo Lee, Jung Suk Oh and Sang Hee Park were appointed as a member of the independent director nomination committee of the board of directors at the board of directors’ meeting on March 19, 2026.

As of June 30, 2026, the composition of the Audit Committee was as follows.

(As of June 30, 2026)

Committee	Composition	Members(1)(2)(3)
Audit Committee	4 independent directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh and Sang Hee Park
(1)
Doo Cheol Moon was reappointed as an independent director and a member of the audit committee on March 22, 2024 and was appointed as the chairperson on April 24, 2024.
(2)
Chung Hae Kang was reappointed as a member of the committee on March 20, 2025.
(3)
Jung Suk Oh and Sang Hee Park were reappointed as independent directors and members of the audit committee on March 19, 2026.

29

As of June 30, 2026, the composition of the ESG Committee was as follows.

(As of June 30, 2026)

Committee	Composition	Members(1)(2)
ESG Committee	1 executive director and 4 independent directors	Doo Cheol Moon (Chairperson), Chung Hae Kang, Jung Suk Oh, Sang Hee Park and Cheoldong Jeong
(1)
Chung Hae Kang was reappointed as a member of the committee on March 20, 2025.
(2)
Jung Suk Oh and Sang Hee Park were reappointed as members of the committee on March 19, 2026.

As of June 30, 2026, the composition of the Related Party Transaction Committee was as follows.

(As of June 30, 2026)

Committee	Composition	Members(1)(2)
Related Party Transaction Committee	1 executive director and 3 independent directors	Chung Hae Kang (Chairperson), Jung Suk Oh, Sang Hee Park and Sunghyun Kim
(1)
Sunghyun Kim and Chung Hae Kang were reappointed as members of the committee on March 20, 2025.
(2)
Jung Suk Oh and Sang Hee Park were reappointed as members of the committee on March 19, 2026.

C.
Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are independent directors. Independent directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Independent Director Nomination Committee.

16.
Information Regarding Shares
A.
Total number of shares
(1)
Total number of shares authorized to be issued (as of June 30, 2026): 1,000,000,000 shares.
(2)
Total shares issued and outstanding (as of June 30, 2026): 500,000,000 shares.
B.
Shareholder list
(1)
Largest shareholder and related parties as of June 30, 2026:

Name	Relationship	Number of shares of common stock(1)	Equity interest
LG Electronics	Largest shareholder	183,593,206	36.72%
Cheoldong Jeong	Executive of an affiliated company(2)	59,560(3)	0.01%
(1)
The number of shares of common stock reflects the shareholding status of our shareholders as of the date of this report.
(2)
The information on executive officers of our affiliated companies is based on the status of our registered executive officers.
(3)
Cheoldong Jeong, our Representative Director, acquired our shares through withdrawal from the Employee Stock Ownership Association.

(2)
Shares held by shareholders who are known to us that own 5% or more of our shares or our Employee Stock Ownership Association as of June 30, 2026:

Beneficial owner	Number of shares of common stock(1)	Equity interest
LG Electronics	183,593,206	36.72%
BlackRock Fund Advisors(2)	35,782,099	7.16%
Employee Stock Ownership Association	4,142,244	0.83%

30

(1)
The number of shares of common stock is based on the most recent shareholder register as of June 30, 2026, and may differ from the actual shareholding status.
(2)
The number of shares of common stock and equity interest of BlackRock Fund Advisors are based on information as of May 29, 2026, which shareholding status is based on the ‘Report on Significant Holdings of Stocks, etc.’ disclosed on June 9, 2026. Accordingly, its actual shareholding status may differ from the information presented herein.
17.
Directors and Employees
A.
Directors
(1)
Remuneration for directors in 2026:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)(4)	Per capita average remuneration paid(3)
Registered directors (excluding independent directors and audit committee members)	3	1,939	970
Independent directors who are not audit committee members	—	—	—
Independent directors who are audit committee members	4	192	48
Total	7	2,131	355
(1)
Number of directors as of June 30, 2026.
(2)
Among the directors, one non-standing director is not compensated.
(3)
Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid in 2026 (excluding one non-standing director who is not compensated).

(2)
Standards of remuneration paid to registered directors (excluding independent directors and audit committee members), independent directors and auditors

Classification	Type of Remuneration	Name of Remuneration	Basis for Payment
Registered directors (excluding independent directors and audit committee members)	Salary	Base salary

Paid monthly as base pay in accordance with the base annual salary by position specified in the executive compensation regulations. The base annual salary is determined by comprehensively considering inflation, business conditions, scope of responsibility, management difficulty, productivity, among others.

Position salary

Calculated on a differentiated basis according to the executive officer’s delegated duties, the strategic importance of the position and the difficulty of securing the required capabilities, and is paid monthly.

	Bonus	Performance incentive

The performance incentive pool is determined by evaluating the previous year’s achievement against (i) financial performance targets and (ii) long-term task (Key Initiative) targets. Within that pool, payments are differentiated based on each individual’s performance and

31

business contribution. (a) Financial performance (0 to 67% of annual salary): achievement of sales/operating profit targets and management performance

(b) Long-term tasks (0 to 117% of annual salary for the chief executive officer and 0 to 67% of annual salary for all other executive officers): strategic initiatives, AX, customer value innovation, talent development, among others

Independent directors who are not audit committee members	—	—	—
Independent directors who are audit committee members	Salary	Base salary	Determined by considering the time and effort required to perform audit committee duties as well as the level of legal responsibility associated with those duties, and paid monthly.
Auditors	—	—	—

(3)
Remuneration for individual directors and audit committee members
•
Individual amount of remuneration paid in 2026 (among those paid over ~~W~~500 million per year)

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Cheoldong Jeong	Representative Director, President	1,457	-
(1)
Calculated based on the total amount of remuneration for 2026.

•
Method of calculation

Name	Method of calculation
Cheoldong Jeong

Total remuneration

•
~~W~~1,457 million (consisting of ~~W~~727 million in salary, ~~W~~726 million in bonus and ~~W4~~ million in other earned income).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~67.2 million between January and June were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~53.8 million between January and June were made.

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit, among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 117% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion

32

through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in cost innovation, strengthening OLED business competitiveness, preparing future technologies, reinforcing mid- to long-term competitiveness and developing future business leader candidates. Accordingly, a bonus of ~~W~~726 million was calculated and paid.

Other earned income

•
A total of ~~W~~4.4 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

(4)
Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

•
Individual remuneration amount

(Unit: in millions of Won)

Name	Position	Total remuneration(1)	Payment not included in total remuneration
Myoungkyu Kim	Advisor	4,530	-
Sooyoung Yoon	Former Senior Vice President	1,727	-
Cheoldong Jeong	Representative Director, President	1,457	-
Jeongki Park	Advisor	1,265	-
Heungsoo Kim	Advisor	717	-
(1)
Calculated based on the total amount of remuneration for 2026.

•
Method of calculation

Name	Method of calculation
Myoungkyu Kim

Total remuneration

•
~~W~~4,530 million (consisting of ~~W~~303 million in salary, ~~W~~292 million in bonus, ~~W~~0.4 million in other earned income and ~~W~~3,935 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~67.2 million between January and March and ~~W~~33.6 million between April and June were made.

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit, among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 67% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in strengthening company-wide cost competitiveness through enhanced execution of cost innovation and advancing the management control framework. Accordingly, a bonus of ~~W~~292 million was calculated and paid.

Other earned income

33

•
A total of ~~W~~0.4 million of welfare benefits were paid between January and March in accordance with welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (19 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Sooyoung Yoon

Total remuneration

•
~~W~~1,727 million (consisting of ~~W~~117 million in salary, ~~W~~139 million in bonus, ~~W~~18 million in other earned income and ~~W~~1,453 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~39 million between January and March were made.

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit, among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 67% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in securing core technologies to strengthen business competitiveness and preparing for the future based on intellectual property. Accordingly, a bonus of ~~W~~139 million was calculated and paid.

Other earned income

•
A total of ~~W~~17.6 million of welfare benefits were paid between January and March in accordance with welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (13 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Cheoldong Jeong

Total remuneration

•
~~W~~1,457 million (consisting of ~~W~~727 million in salary, ~~W~~726 million in bonus and ~~W4~~ million in other earned income).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~67.2 million between January and June were made.
•
Position salary is calculated based on the significance of the position and responsibilities of the job. Monthly payments of ~~W~~53.8 million between January and June were made.

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit,

34

among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 117% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in cost innovation, strengthening OLED business competitiveness, preparing future technologies, reinforcing mid- to long-term competitiveness and developing future business leader candidates. Accordingly, a bonus of ~~W~~726 million was calculated and paid.

Other earned income

•
A total of ~~W~~4.4 million of welfare benefits were paid between January and June in accordance with welfare benefits standards.

Jeongki Park

Total remuneration

•
~~W~~1,265 million (consisting of ~~W~~147 million in salary, ~~W~~93 million in bonus, ~~W4~~ million in other earned income and ~~W~~1,021 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~32.6 million between January and March and ~~W~~16.3 million between April and June were made.

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit, among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 67% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in the timely development of medium-sized products and the development of differentiated technologies. Accordingly, a bonus of ~~W~~93 million was calculated and paid.

Other earned income

•
A total of ~~W~~4.3 million of welfare benefits were paid between January and March in accordance with welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (11 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

Heungsoo Kim

Total remuneration(2)

•
~~W~~717 million (consisting of ~~W~~147 million in salary, ~~W~~115 million in bonus, ~~W~~6 million in other earned income and ~~W~~449 million in retirement pay).

Salary

•
Base salary is set in accordance with the executive compensation regulations established by the board of directors. Monthly payments of ~~W~~32.6 million between January and March and ~~W~~16.3 million between April and June were made.

35

Bonus

•
Performance incentive is determined by the board of directors based on performance evaluation, among others, under the executive compensation regulations. It is paid after evaluating (i) quantitative indicators based on the previous year’s sales, operating profit, among others (0 to 67% of annual salary) and (ii) non-quantitative indicators based on preparing for the future and talent development, among others (0 to 67% of annual salary).
•
For the quantitative indicators, it was considered that despite uncertainty in the business environment, such as slowing demand in the IT and television market in 2025, we achieved consolidated sales of ~~W~~25,810.1 billion and operating profit of ~~W~~517.0 billion through an advanced OLED-centered business structure, thereby returning to profitability for the first time in four years.
•
For the non-quantitative indicators, it was considered that contributions were made in strengthening business competitiveness through the timely mass production of new POLED models and maximizing yields. Accordingly, a bonus of ~~W~~115 million was calculated and paid.

Other earned income

•
A total of ~~W~~6.2 million of welfare benefits were paid between January and March in accordance with welfare benefits standards.

Retirement pay

•
Retirement pay is calculated in accordance with the applicable provisions of our regulations on compensation for retiring executives and is evaluated by the duration of employment (5 years), monthly base salary at the time of retirement and payment rate per position (2.5 to 4.5%).

(5)
Stock options
•
Not applicable.
B.
Employees

As of June 30, 2026, we had 23,490 employees (excluding our directors). On average, our male employees have served 15.7 years and our female employees have served 13.0 years. The total amount of salary paid to our employees for 2026 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,118,134 million for our male employees and ~~W~~141,810 million for our female employees. The following table provides details of our employees as of June 30, 2026:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2026(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	20,205	1,118,134	53	15.7
Female	3,285	141,810	41	13.0
Total	23,490	1,259,944	52	15.2
(1)
Includes part‑time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)
Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2026 was ~~W~~202,800 million and the per capita welfare benefit provided was ~~W~~8.6 million.
(3)
Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)
Includes incentive payments to employees who have transferred from our affiliated companies.
(5)
Calculated using the sum of the average monthly salary.

C.
Remuneration for executive officers (excluding directors)

(Unit: person, in millions of Won)

Number of executive officers	Total salary in 2026	Average salary per capita(1)
77	21,856	294

36

(1)
Calculated using the sum of the average monthly salary.

18.
Other Matters
A.
Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined. The appellate court in the United Kingdom has rendered its judgment, which was partially in favor of the plaintiffs. Ancillary proceedings relating to litigation costs are ongoing, and a further appeal by the plaintiffs is pending. No trial has been scheduled for the case in Israel. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

In addition to the above litigation, we are responding to various other lawsuits and disputes. We are unable to reliably estimate the timing and amount of any outflow of resources embodying economic benefits in relation to such matters.

B.
Status of collateral pledged to related party

As of the end of the reporting period, we have not provided any collateral in connection with borrowings or debt guarantees arising from transactions with our major shareholders.

C.
Material events subsequent to the reporting period

None.

37

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2026 and 2025

(With Report on Review of Condensed Consolidated Interim Financial Statements)

Report on Review of Condensed Consolidated Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2026, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated February 27, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 12, 2026

Seoul, Korea

This report is effective as of August 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Financial Position
As of June 30, 2026 and December 31, 2025

(In millions of won)	Note		June 30, 2026 (Unaudited)	December 31, 2025

Assets
Cash and cash equivalents	4, 24	~~W~~	1,451,214	1,572,058
Deposits in banks	4, 24		900	600
Trade accounts and notes receivable, net	5, 15, 24, 26		2,202,521	2,359,184
Other accounts receivable, net	5, 24		185,293	180,413
Other current financial assets	6, 24		154,191	89,525
Inventories, net	7		3,092,258	2,545,666
Current tax assets			34,872	38,558
Assets held for sale	27		13,821	-
Other current assets			246,772	196,073
Total current assets			7,381,842	6,982,077
Deposits in banks	4, 24		11	11
Investments in equity accounted investees	8		35,576	36,506
Other non-current financial assets	6, 24		276,961	202,051
Property, plant and equipment, net	9, 18		14,102,148	14,470,776
Intangible assets, net	10, 18		1,929,135	1,478,035
Investment Property	11, 18		17,692	18,031
Deferred tax assets, net			3,548,801	3,510,156
Defined benefits assets, net	13		179,008	198,535
Other non-current assets			29,422	20,522
Total non-current assets			20,118,754	19,934,623
Total assets		~~W~~	27,500,596	26,916,700
Liabilities
Trade accounts and notes payable	24, 26	~~W~~	3,152,893	3,307,687
Current financial liabilities	12, 24, 25, 26		6,119,844	3,798,394
Other accounts payable	24		1,427,265	1,461,014
Accrued expenses			632,111	782,552
Current tax liabilities			34,651	39,219
Provisions	14		78,467	86,290
Advances received			54,365	35,981
Liabilities held for sale	27		23,928	-
Other current liabilities			105,706	85,334
Total current liabilities			11,629,230	9,596,471
Non-current financial liabilities	12, 24, 25		7,335,461	8,934,975
Non-current provisions	14		46,581	55,345
Defined benefit liabilities, net	13		1,228	1,109
Other non-current liabilities	24, 26		838,453	489,562
Total non-current liabilities			8,221,723	9,480,991
Total liabilities		~~W~~	19,850,953	19,077,462
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Capital surplus	16		2,740,811	2,740,811
Retained earnings(Accumulated deficit)			(670,017)	281,912
Reserves	16		1,730,214	1,081,401
Equity attributable to owners of the Parent Company			6,301,008	6,604,124
Non-controlling interests			1,348,635	1,235,114
Total equity			7,649,643	7,839,238
Total liabilities and equity		~~W~~	27,500,596	26,916,700

See accompanying notes to the condensed consolidated interim financial statements.

3

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Comprehensive Income (Loss)
For the three-month and six-month periods ended June 30, 2026 and 2025

			For the three-month periods ended June 30		For the six-month periods ended June 30
(In millions of won, except earnings (loss) per share amounts)			2026	2025	2026	2025
	Note		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	17, 18, 26	~~W~~	5,612,063	5,586,956	11,146,065	11,652,254
Cost of sales	7, 19, 26		(4,847,946)	(5,079,248)	(9,616,461)	(10,401,742)
Gross profit			764,117	507,708	1,529,604	1,250,512
Selling expenses	19, 20		(120,935)	(104,477)	(218,710)	(221,800)
Administrative expenses	19, 20		(420,499)	(181,256)	(609,231)	(422,212)
Research and development expenses	19		(330,411)	(338,008)	(662,672)	(689,069)
Operating income (loss)			(107,728)	(116,033)	38,991	(82,569)
Finance income	22		140,675	365,636	411,577	545,949
Finance costs	22		(371,511)	(437,591)	(901,137)	(774,558)
Other non-operating income	21		256,263	1,891,063	682,836	2,208,367
Other non-operating expenses	21		(377,521)	(712,338)	(1,215,834)	(1,055,080)
Equity in income of equity accounted investees, net			680	1,161	2,214	1,294
Profit (loss) before income tax			(459,142)	991,898	(981,353)	843,403
Income tax benefit (expense)			40,311	(101,127)	(13,192)	(189,664)
Profit (loss) for the period			(418,831)	890,771	(994,545)	653,739
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			27,309	549	23,412	675
Other comprehensive loss from associates	8		(9)	-	(9)	-
			27,300	549	23,403	675
Items that may be subsequently reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		266,914	(715,990)	781,277	(719,651)
Other comprehensive income (loss) from associates	8, 16		1,127	(374)	270	1,433
			268,041	(716,364)	781,547	(718,218)
Other comprehensive income (loss) for the period, net of income tax			295,341	(715,815)	804,950	(717,543)
Total comprehensive income (loss) for the period		~~W~~	(123,490)	174,956	(189,595)	(63,804)
Profit (loss) attributable to:
Owners of the Parent Company			(404,641)	865,812	(975,332)	603,087
Non-controlling interests			(14,190)	24,959	(19,213)	50,652
Profit (loss) for the period		~~W~~	(418,831)	890,771	(994,545)	653,739
Total comprehensive income (loss) attributable to:
Owners of the Parent Company			(158,365)	223,313	(303,116)	(44,590)
Non-controlling interests			34,875	(48,357)	113,521	(19,214)
Total comprehensive income (loss) for the period		~~W~~	(123,490)	174,956	(189,595)	(63,804)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	(809)	1,732	(1,951)	1,206
Diluted earnings (loss) per share	23	~~W~~	(809)	1,732	(1,951)	1,206

See accompanying notes to the condensed consolidated interim financial statements.

4

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Changes in Equity
For the six-month periods ended June 30, 2026 and 2025
				Attributable to owners of the Parent Company
		Share capital	Capital surplus	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sale		Non-controlling interests	Total equity
(In millions of won)							Sub-total
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the period
Profit (loss) for the period		-	-	603,087	-	-	603,087	50,652	653,739
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	675	-	-	675	-	675
Foreign currency translation differences for foreign operations		-	-	-	(358,422)	(291,363)	(649,785)	(69,866)	(719,651)
Other comprehensive income from associates		-	-	-	1,433	-	1,433	-	1,433
Total other comprehensive income (loss)		-	-	675	(356,989)	(291,363)	(647,677)	(69,866)	(717,543)
Total comprehensive income (loss) for the period	~~W~~	-	-	603,762	(356,989)	(291,363)	(44,590)	(19,214)	(63,804)
Change in scope of consolidation		-	(14,403)	~~-~~	-	-	(14,403)	(396,554)	(410,957)
Balances at June 30, 2025 (Unaudited)	~~W~~	2,500,000	2,759,184	585,250	638,834	-	6,483,268	1,114,778	7,598,046
Balances at January 1, 2026	~~W~~	2,500,000	2,740,811	281,912	1,081,401	-	6,604,124	1,235,114	7,839,238
Total comprehensive income (loss) for the period
Loss for the period		-	-	(975,332)	-	-	(975,332)	(19,213)	(994,545)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	23,412	-	-	23,412	-	23,412
Foreign currency translation differences for foreign operations		-	-	-	648,543	-	648,543	132,734	781,277
Other comprehensive income from associates		-	-	(9)	270	-	261	-	261
Total other comprehensive income (loss)		-	-	23,403	648,813	-	672,216	132,734	804,950
Total comprehensive income (loss) for the period	~~W~~	-	-	(951,929)	648,813	-	(303,116)	113,521	(189,595)
Balances at June 30, 2026 (Unaudited)	~~W~~	2,500,000	2,740,811	(670,017)	1,730,214	-	6,301,008	1,348,635	7,649,643

See accompanying notes to the condensed consolidated Interim financial statements.

5

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Interim Statements of Cash Flows
For the six-month periods ended June 30, 2026 and 2025

(In millions of won)			2026	2025
	Note		(Unaudited)	(Unaudited)

Cash flows from (used in) operating activities:
Cash generated from operations	25	~~W~~	1,304,210	711,363
Income taxes paid			(33,871)	(120,778)
Interests received			16,277	35,512
Interests paid			(290,009)	(383,669)
Cash flows from operating activities			996,607	242,428
Cash flows from (used in) investing activities:
Dividends received			3,749	1,930
Increase in deposits in banks			(900)	(1,200)
Proceeds from withdrawal of deposits in banks			600	900
Acquisition of financial assets at fair value through profit or loss			(1,851)	(727)
Proceeds from disposal of financial assets at fair value through profit or loss			17,252	1,436
Proceeds from disposal of assets held for sale			-	804,602
Receipt of advances related to assets held for sale			10,749	-
Acquisition of property, plant and equipment			(901,939)	(661,709)
Proceeds from disposal of property, plant and equipment			59,099	73,118
Acquisition of intangible assets			(470,450)	(453,813)
Proceeds from disposal of intangible assets			-	1,918
Government grants received			85	1,008
Proceeds from settlement of derivatives			92,254	98,259
Decrease in short-term loans			5,087	11,749
Increase in deposits			(1,641)	(2,354)
Decrease in deposits			4,167	4,896
Cash flows used in investing activities			(1,183,739)	(119,987)
Cash flows from (used in) financing activities:	25
Proceeds from short-term borrowings			4,174,982	2,425,311
Repayments of short-term borrowings			(2,509,810)	(1,735,983)
Repayments of current portion of bonds			(192,226)	(612,000)
Proceeds from long-term borrowings			1,892,885	2,736,625
Repayments of long-term borrowings			(1,623,448)	-
Repayments of current portion of long-term borrowings			(1,763,173)	(3,304,222)
Payments of lease liabilities			(22,330)	(28,153)
Subsidiaries' dividends distributed to non-controlling interests			-	(6,390)
Cash flows used in financing activities			(43,120)	(524,812)
Net decrease in cash and cash equivalents			(230,252)	(402,371)
Cash and cash equivalents included in assets held for sale at January 1			-	158,415
Cash and cash equivalents at January 1			1,572,058	2,021,640
Effect of exchange rate fluctuations on cash and cash equivalents			109,408	(112,173)
Cash and cash equivalents included in assets held for sale at June 30			-	-
Cash and cash equivalents at June 30		~~W~~	1,451,214	1,665,511

See accompanying notes to the condensed consolidated interim financial statements.

6

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

1. Reporting Entity

(a) Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2026, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of June 30, 2026, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of June 30, 2026, 500,000,000 shares of the Parent Company's common stock are listed on Korea Exchange under the identifying code 034220, and 62,663,706 American Depositary Shares ("ADSs", 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

7

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

1. Reporting Entity, Continued

(b) Consolidated Subsidiaries as of June 30, 2026

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Operation of welfare facilities
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC (*)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*) For the six-month period ended June 30, 2026, the Parent Company contributed ~~W~~660 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

8

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

1. Reporting Entity, Continued

(c) Change in scope of Consolidation

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

2. Basis of Preparation

(a) Application of accounting standards

The Group's condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2025.

(b) Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d) Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The actual results may differ from the estimates at the end of the interim reporting period which are based on management’s best estimate, as the underlying assumptions may vary from actual outcomes.

9

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

(e) Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments do not have a significant impact on the consolidated financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. The amendments do not have a significant impact on the consolidated financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

(iii)
Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2026 and do not have a significant impact on the consolidated financial statements.

10

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

(f) Accounting standards and Interpretation issued but not yet adopted by the Group

The following new and amended accounting standards and interpretations have been issued but are not yet effective and have not been adopted by the Group:

(i)
Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity's performance based on the income statement.

Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Group is required to apply the standard retrospectively.

When the Group prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis.

[Changes in presentation of income statement]

Korean IFRS 1118 requires all income and expenses in the income statement to be classified into one of five categories: the operating category, investing category, financing category, income taxes category, and discontinued operations category. Under the standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations categories are classified in the operating category. Accordingly, the operating category is a residual category, and operating profit or loss is defined as the total of income and expenses classified within that category.

In classifying income and expenses, the Group is required to assess its main business activities. If the Group determines that investing in particular types of assets or providing financing to customers is a main business activity, income and expenses that would otherwise be classified in the investing or financing categories are classified instead in the operating category.

As a consequence, operating profit or loss determined in accordance with Korean IFRS 1118 may differ significantly from operating profit calculated under Korean IFRS 1001, which has generally been defined as revenue less cost of sales and selling, general and administrative expenses. Korean IFRS 1118 requires the Group to disclose, in the notes, the operating profit or loss calculated in accordance with Korean IFRS 1001, together with a reconciliation between that amount and operating profit or loss as defined by Korean IFRS 1118.

In addition, Korean IFRS 1118 requires to present in the income statement the following defined subtotals: ‘operating profit or loss’ comprising all income and expenses classified in the operating category; ‘profit or loss before financing and income taxes’ comprising operating profit or loss and all income and expenses classified in the investing category; and ‘profit or loss’ for the period. However, if providing financing to customers is a main business activity of the Group, the presentation of profit or loss before financing and income taxes may not be required, depending on the accounting policy applied.

[Introduction of disclosure of management-defined performance measures]

Korean IFRS 1118 introduces requirements for the disclosure of management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are used by management in public communications outside the financial statements, are used to communicate management’s view of an aspect of the Group’s financial performance, and are not listed in paragraph 118 of Korean IFRS 1118 or otherwise explicitly required to be presented or disclosed by Korean IFRS.

11

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

When the Group reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS 1118. In addition, the Group shall disclose the income tax effect of each reconciling item and the effect of each reconciling item on non-controlling interests.

[Changes in classification of cash flows]

In accordance with the issuance of Korean IFRS 1118, certain amendments have been made to Korean IFRS 1007 Statement of Cash Flows. Under the amendment, when applying the indirect method, the starting point for determining net cash flows from operating activities has been changed from profit or loss for the period to operating profit or loss, and the accounting policy choice regarding the classification of cash flows related to interest and dividends has been eliminated.

Management is reviewing the impact of applying the new standard on the Group’s consolidated financial statements. Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require income and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

(g) Income Tax Expense

The Group is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

12

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

3. Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2025, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4. Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Current assets
Cash and cash equivalents
Deposits	~~W~~	1,451,214	1,572,058
Deposits in banks
Time deposits	~~W~~	900	600
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Trade accounts and notes receivable, net	~~W~~	2,202,521	2,359,184
Other accounts receivable
Non-trade receivables, net		161,858	145,426
Accrued income, net		23,435	34,987
Subtotal		185,293	180,413
Total	~~W~~	2,387,814	2,539,597

13

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

(b) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,190,921	148,528	(451)	(354)
1-15 days past due		9,225	7,601	(2)	(8)
16-30 days past due		333	500	-	-
31-60 days past due		2,414	7,951	-	(14)
More than 60 days past due		81	21,458	-	(369)
Total	~~W~~	2,202,974	186,038	(453)	(745)

(In millions of won)		December 31, 2025
		Original amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,351,767	128,489	(722)	(523)
1-15 days past due		1,385	1,314	-	(1)
16-30 days past due		5,581	10,224	-	(1)
31-60 days past due		1,167	10,768	-	(3)
More than 60 days past due		6	30,422	-	(276)
Total	~~W~~	2,359,906	181,217	(722)	(804)

The movement in the allowance for doubtful accounts in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026		2025
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	722	804	1,383	478
(Reversal of) bad debt expense		(269)	(59)	(417)	140
At June 30	~~W~~	453	745	966	618

14

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

6. Other Financial Assets

Details of other financial assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026	December 31, 2025
Current assets
Financial assets at fair value through profit or loss
Derivatives (*)	~~W~~	139,533	62,740
Financial assets carried at amortized cost
Deposits	~~W~~	7,361	8,851
Short-term loans		6,419	13,318
Subtotal	~~W~~	13,780	22,169
Other financial assets
Lease receivables	~~W~~	878	4,616
Total	~~W~~	154,191	89,525
Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	121,742	124,316
Derivatives (*)		147,286	69,247
Subtotal	~~W~~	269,028	193,563
Financial assets at amortized cost
Deposits	~~W~~	5,280	5,698
Other financial assets
Lease receivables	~~W~~	2,653	2,790
Total	~~W~~	276,961	202,051

(*) The derivatives, which are not designated as hedging instruments, arise from cross‑currency interest rate swap contracts and interest rate swap contracts for the purpose of managing risks associated with borrowings and bonds.

15

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

7. Inventories

Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(i) As of June 30, 2026

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	913,968	(35,408)	878,560
Work-in-process		1,550,248	(177,886)	1,372,362
Raw materials		678,003	(32,785)	645,218
Supplies		218,018	(21,900)	196,118
Total	~~W~~	3,360,237	(267,979)	3,092,258

(ii) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	802,647	(57,184)	745,463
Work-in-process		1,271,007	(156,597)	1,114,410
Raw materials		528,812	(24,969)	503,843
Supplies		204,905	(22,955)	181,950
Total	~~W~~	2,807,371	(261,705)	2,545,666

For the six-month periods ended June 30, 2026 and 2025, the amounts of inventories recognized as expenses and (reversal of) loss on valuation of inventories are as follows:

(In millions of won)		2026	2025
Cost of sales	~~W~~	9,616,461	10,401,742
Inventories recognized as expense		9,611,684	10,452,157
(Reversal of) write-downs of inventories included in (deducted from) cost of sales		4,777	(50,415)

16

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

8. Investments in equity accounted investees

Details of investment in associates as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Associates	Location	Closing	Business	June 30, 2026			December 31, 2025
				Effective percentage of ownership		Carrying amount	Effective percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	Production of glass for display	40%	~~W~~	30,286	40%	~~W~~	31,479
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	December	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.	Hwaseong, South Korea	December	Development, production and sales of materials for display	9%		5,290	9%		5,027
Total					~~W~~	35,576		~~W~~	36,506

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the six-month periods ended June 30, 2026 and 2025 amounted to ~~W~~3,415 million and ~~W~~1,664 million, respectively.

17

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

9. Property, Plant and Equipment

(a) Changes in property, plant and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Book value as of January 1	~~W~~	14,470,776	17,202,873
Acquisitions		965,574	625,563
Depreciation		(1,641,091)	(2,005,751)
Disposals		(29,756)	(97,647)
Impairment loss (*)		(4,552)	(1,457)
Effect of movements in exchange rates and others		355,075	(354,423)
Government grants received		(85)	(1,008)
Reclassified as held for sale		(13,793)	-
Book value as of June 30	~~W~~	14,102,148	15,368,150

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b) For the six-month period ended June 30, 2026, the capitalized borrowing costs amounted to ~~W~~8,095 million (For the six-month period ended June 30, 2025: ~~W~~6,554 million), and capitalization rate is 4.45% (For the six-month period ended June 30, 2025: 4.82%).

10. Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Book value as of January 1	~~W~~	1,478,035	1,558,407
Acquisitions		426,711	67,907
Acquisitions by Internal Development		336,490	340,636
Amortization		(359,567)	(384,776)
Disposals		-	(4,067)
Impairment loss (*)		(32,847)	(1,505)
Effect of movements in exchange rates and Others		80,313	(7,230)
Book value as of June 30	~~W~~	1,929,135	1,569,372

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

18

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

11. Investment Property

(a) Changes in investment property for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026	2025
Book value as of January 1	~~W~~	18,031	27,911
Depreciation		(342)	(2,550)
Others		3	613
Book value as of June 30	~~W~~	17,692	25,974

(b) For the six-month period ended June 30, 2026, rental revenue from investment property is ~~W~~3,167 million (For the six-month period ended June 30, 2025: ~~W~~5,114 million) and rental cost is ~~W~~526 million (For the six-month period ended June 30, 2025: ~~W~~2,725 million).

12. Financial Liabilities

(a)
Details of financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Current
Short-term borrowings	~~W~~	2,594,160	810,718
Current portion of long-term borrowings		3,157,381	2,548,958
Current portion of bonds		334,890	398,223
Derivatives (*)		3,834	4,066
Lease liabilities		29,579	36,429
Total	~~W~~	6,119,844	3,798,394
Non-current
Long-term borrowings	~~W~~	7,309,748	8,781,368
Bonds		-	124,871
Derivatives (*)		447	5,487
Lease liabilities		25,266	23,249
Total	~~W~~	7,335,461	8,934,975

(*) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and interest rate swap contracts for the purpose of managing risks associated with borrowings and bonds.

19

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

12. Financial Liabilities, Continued

(b) Details of short-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
Standard Chartered Bank Korea Limited and others	Working capital and others	2.40 ~ 4.73	~~W~~	2,594,160	810,718

(c) Details of Korean won denominated long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
Korea Development Bank and others	Facility capital and others	August 2026 ~ March 2036	3.46 ~ 4.77		4,481,227	4,000,423
Less: current portion					(1,387,500)	(1,190,000)
Total				~~W~~	3,093,727	2,810,423

(d) Details of foreign currency denominated long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won, USD and CNY)

Lender	Description	Latest maturity date	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
KEB Hana Bank and others	Facility capital and others	September 2026 ~ July 2029	2.03 ~ 6.27	~~W~~	5,985,902	7,329,903
Foreign currency equivalent of foreign currency borrowings					USD 2,452	USD 2,350
					CNY 9,721	CNY 19,332
Less: current portion					(1,769,881)	(1,358,958)
Total				~~W~~	4,216,021	5,970,945

20

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

12. Financial Liabilities, Continued

(e) Details of bonds issued and outstanding as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
Korean won denominated bonds at amortized cost (*)
Publicly issued bonds	September 2026 ~ February 2027	2.79~3.66	~~W~~	335,000	335,000
Privately issued bonds	-	-		-	45,000
Less: discount on bonds				(110)	(257)
Less: current portion				(334,890)	(254,872)
Subtotal			~~W~~	-	124,871
Foreign currency denominated bonds at amortized cost
Privately issued bonds	-	-	~~W~~	-	143,490
Foreign currency equivalent of foreign currency denominated bonds				-	USD 100
Less: discount on bonds				-	(139)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				-	USD (0)
Less: current portion				-	(143,351)
Subtotal			~~W~~	-	-
Total			~~W~~	-	124,871

(*) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

21

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

13. Post-employment Benefits

(a) Defined benefit plans

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or its certain subsidiaries.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Present value of defined benefit obligations	~~W~~	1,112,667	1,276,310
Fair value of plan assets		(1,290,447)	(1,473,736)
Total	~~W~~	(177,780)	(197,426)
Defined benefit liabilities, net	~~W~~	1,228	1,109
Defined benefit assets, net	~~W~~	(179,008)	(198,535)

ii) Details of plan assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Time deposits in banks	~~W~~	1,290,447	1,473,736

As of June 30, 2026, the Group maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

iii) Details of expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Current service cost	~~W~~	27,550	36,862	58,066	73,786
Net interest cost		(2,407)	(1,562)	(4,747)	(3,123)
Total (*)	~~W~~	25,143	35,300	53,319	70,663

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~4,473 million (for the six-month period ended June 30, 2025: ~~W~~5,344 million).

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plans for the six-month period ended June 30, 2026 is ~~W~~21,982 million (for the six-month period ended June 30, 2025: ~~W~~14,746 million).

22

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

14. Provisions

Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(i) 2026

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2026	~~W~~	1,546	136,309	3,780	141,635
Additions		3,769	29,471	11,685	44,925
Usage		(3,489)	(46,264)	(11,759)	(61,512)
At June 30, 2026	~~W~~	1,826	119,516	3,706	125,048
Current	~~W~~	1,826	72,935	3,706	78,467
Non-current	~~W~~	-	46,581	-	46,581

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	152,683	5,997	166,159
Additions		3,537	23,219	5,132	31,888
Usage		(11,016)	(38,002)	(7,421)	(56,439)
At June 30, 2025	~~W~~	-	137,900	3,708	141,608
Current	~~W~~	-	84,419	3,708	88,127
Non-current	~~W~~	-	53,481	-	53,481

(*) The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

23

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

15. Contingent Liabilities and Commitments

(a)
Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Group and other LCD panel manufacturers have been sued by individual companies for alleged violations of

European Union competition laws. The Group is actively defending itself in these ongoing legal proceedings, and as of June 30, 2026, the Group cannot predict the ultimate outcome of the litigation.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The

Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)
Commitments

Factoring and transfer of trade receivables

The Parent Company has entered into discount agreements with NongHyup Bank and other financial institutions for trade receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,541,500 million). As of June 30, 2026, the amount of the discounted trade receivables that remain outstanding until maturity under the agreement is USD 461 million (Equivalent to ~~W~~711,354 million). In relation to the above agreements, financial institutions retain the right of recourse against the Parent Company for any discounted receivables that are not collected at maturity.

The Group has entered into receivable transfer agreements with Standard Chartered Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~3,884,580 million. As of June 30, 2026, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~1,899,310 million. In relation to the above agreements, financial institutions do not have recourse to the Group for any receivables that are not recovered at maturity.

Loan commitment

As of June 30, 2026, the Group has borrowing and letter of credit facilities with Hana Bank and other financial institutions with a combined credit limit of ~~W~~4,103,469 million.

Payment guarantees

The Group has received payment guarantees from the Export-Import Bank of Korea and others in relation to borrowings amounting to USD 792 million (Equivalent to ~~W~~1,221,157 million).

The Group has entered into agreements with Seoul Guarantee Insurance Co., Ltd., and others to receive guarantees with an aggregate limit of ~~W~~2,617 million, CNY 540 million (Equivalent to ~~W~~122,564 million),

JPY 900 million (Equivalent to ~~W~~8,568 million), VND 75,163 million (Equivalent to ~~W~~4,405 million), and USD

0.2 million (Equivalent to ~~W~~289 million) for the performance guarantees, payment of consumption tax, import value-added tax, customs duties, and electricity charges.

24

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

15. Contingent Liabilities and Commitments, Continued

License agreements

As of June 30, 2026, the Group has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

Collateral

Details of collateral provided by the Group as of June 30, 2026 are as follows:

(In millions of won, CNY)

Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	208,812	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others	776,058	-	China Construction Bank Corporation and others	CNY 4,275

Commitments for asset acquisition

The amount committed to acquire property, plant and equipment and intangible assets not recognized on the financial statements as of June 30, 2026 is ~~W~~968,625 million.

25

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

16. Share Capital, Capital Surplus and Reserves

(a) Share capital and Capital surplus

The total number of shares to be issued by the Parent Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2025 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the share capital of the Parent Company for the six-month period ended June 30, 2026.

Capital surplus as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Share premium	~~W~~	2,821,006	2,821,006
Other capital surplus		(80,195)	(80,195)
Total	~~W~~	2,740,811	2,740,811

(b) Reserves

Reserves consist of the following:

Foreign currency translation differences for foreign operations

Foreign currency translation differences for foreign operations include all foreign currency differences arising from translating the financial statements of the Group’s foreign operations.

Other comprehensive income (loss) from associates

Other comprehensive income (loss) from associates comprises the Group’s share of other comprehensive income (loss) related to changes in equity of investments accounted for using the equity method.

Reserves as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Foreign currency translation differences for foreign operations	~~W~~	1,757,168	1,108,625
Other comprehensive loss from associates		(26,954)	(27,224)
Total	~~W~~	1,730,214	1,081,401

26

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

17. Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Sales of goods	~~W~~	5,551,036	5,513,542	11,059,060	11,506,498
Others (*)		61,027	73,414	87,005	145,756
Total	~~W~~	5,612,063	5,586,956	11,146,065	11,652,254

(*) Others include royalties and rental revenue.

For the six-month period ended June 30, 2026, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting period is ~~W~~18,534 million (For the six-month period ended June 30, 2025 : ~~W~~1,104,101 million).

18. Geographic and Other Information

(a) Revenue by geography (Customer based)

(In millions of won) Region
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Domestic	~~W~~	311,749	262,065	587,669	502,244
Foreign
China		3,414,312	3,317,672	6,984,517	7,250,932
Asia (excluding China)		1,128,406	1,150,717	2,139,360	2,094,403
North America		374,745	428,542	715,874	970,973
Europe		382,851	427,960	718,645	833,702
Subtotal	~~W~~	5,300,314	5,324,891	10,558,396	11,150,010
Total	~~W~~	5,612,063	5,586,956	11,146,065	11,652,254

“Company A” and “Company B” accounted for more than 10% of the Group’s revenue for the six-month period ended June 30, 2026, with amounts of ~~W~~6,086,756 million and ~~W~~1,513,014 million, respectively (For the six-month period ended June 30, 2025: ~~W~~6,003,772 million and ~~W~~1,638,250 million, respectively). The aggregated revenues from the Group’s top ten customers together accounted for 92% of revenue for the six-month period ended June 30, 2026 (For the six-month period ended June 30, 2025: 90%).

27

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

18. Geographic and Other Information, Continued

(b)
Non-current assets by geography

(In millions of won)
Region		June 30, 2026			December 31, 2025
		Property, plant and equipment	Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	9,808,038	1,874,566	17,692	10,299,102	1,427,773	18,031
Foreign
China		1,413,669	12,101	-	1,457,884	6,816	-
Vietnam		2,865,301	27,037	-	2,699,577	30,249	-
Others		15,140	15,431	-	14,213	13,197	-
Subtotal	~~W~~	4,294,110	54,569	-	4,171,674	50,262	-
Total	~~W~~	14,102,148	1,929,135	17,692	14,470,776	1,478,035	18,031

(c)
Revenue by product and services

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
TV	~~W~~	1,141,369	1,114,411	2,011,561	2,459,504
IT		2,021,251	2,294,680	4,018,343	4,402,456
Mobile and others (*)		1,839,593	1,609,362	3,957,835	3,692,484
AUTO		609,850	568,503	1,158,326	1,097,810
Total (*)	~~W~~	5,612,063	5,586,956	11,146,065	11,652,254

(*) This includes other revenue.

For the six-month period ended June 30, 2026, the revenue from OLED products accounted for 58% (For the six-month period ended June 30, 2025: 55%) of the total revenue.

28

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

19. The Nature of Expenses

The classifications of expenses by nature for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Changes in inventories	~~W~~	(305,347)	87,519	(546,592)	(197,331)
Purchases of raw materials and others		2,687,216	2,373,865	5,279,740	5,289,256
Depreciation and amortization		980,111	1,169,948	1,974,395	2,367,800
Outsourcing		341,827	330,622	669,644	625,977
Labor		1,053,164	825,598	1,873,146	1,725,815
Supplies and others		230,748	210,305	440,639	439,498
Utility		292,862	299,757	585,856	635,876
Fees and commissions		168,463	153,870	331,489	324,560
Freight cost		29,428	26,833	52,816	57,543
Advertising		13,751	13,037	26,493	26,846
Travel		10,490	11,805	19,667	22,442
Taxes and dues		27,922	24,546	60,486	57,701
Others		189,156	175,284	339,295	358,840
Total (*)	~~W~~	5,719,791	5,702,989	11,107,074	11,734,823

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

29

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

20. Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Salaries	~~W~~	321,511	85,596	408,474	217,650
Post-employment benefit		4,683	6,376	9,728	12,859
Other employee benefits		18,307	19,031	37,773	40,036
Freight cost		18,679	17,696	34,136	38,370
Fees and commissions		56,509	54,405	111,872	108,109
Depreciation and amortization		49,213	54,690	98,644	109,646
Taxes and dues		6,663	3,988	16,191	14,748
Advertising		13,751	13,037	26,493	26,846
Insurance		2,752	2,856	5,755	6,193
Travel		2,859	3,213	5,704	6,085
Training		2,062	1,832	5,324	5,165
Others		44,445	23,013	67,847	58,305
Total	~~W~~	541,434	285,733	827,941	644,012

30

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

21. Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Foreign currency gain	~~W~~	194,372	1,058,272	603,128	1,364,558
Gain on disposal of assets held for sale		-	764,565	-	764,565
Gain on disposal of property, plant and equipment		55,472	5,893	66,553	14,453
Others		6,419	62,333	13,155	64,791
Total	~~W~~	256,263	1,891,063	682,836	2,208,367

(b) Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Foreign currency loss	~~W~~	327,703	685,505	1,131,938	997,237
Loss on disposal of property, plant and equipment		19,203	17,153	37,779	38,880
Impairment loss on property, plant and equipment		3,463	1,483	4,841	3,746
Impairment loss on intangible assets		26,243	1,052	32,847	1,505
Others		909	7,145	8,429	13,712
Total	~~W~~	377,521	712,338	1,215,834	1,055,080

31

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

22. Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Finance income
Interest income	~~W~~	7,776	10,322	15,391	32,360
Foreign currency gain		54,841	321,008	127,128	411,125
Gain on transaction of derivatives		54,834	33,989	92,254	99,639
Gain on valuation of derivatives		12,041	(737)	161,457	845
Gain on valuation of financial assets at fair value through profit or loss		7,737	784	10,173	1,676
Others		3,446	270	5,174	304
Total	~~W~~	140,675	365,636	411,577	545,949
Finance costs
Interest expense	~~W~~	153,759	174,336	301,154	375,358
Foreign currency loss		211,621	25,220	571,214	100,731
Loss on sale of trade accounts and notes receivable		8,460	8,396	17,955	10,604
Loss on valuation of derivatives		(8,669)	225,650	1,354	281,238
Loss on valuation of financial assets at fair value through profit or loss		6,340	1,195	9,269	2,012
Others		-	2,794	191	4,615
Total	~~W~~	371,511	437,591	901,137	774,558

32

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Earnings (Loss) Per Share

(a)
Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In won and number of shares)		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Profit (loss) for the period	~~W~~	(404,640,325,428)	865,811,895,713	(975,331,624,159)	603,086,465,449
Weighted-average number of common shares outstanding		500,000,000	500,000,000	500,000,000	500,000,000
Basic earnings (loss) per share	~~W~~	(809)	1,732	(1,951)	1,206

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

33

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency. The currencies in which these transactions primarily are denominated are USD and JPY, etc.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross-currency interest rate swap contracts, USD 900 million(December 31, 2025: USD 580 million) and CNY 1,680 million(December 31, 2025: CNY 380 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 745 million(December 31, 2025: USD 1,020 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings.

A weaker won, as indicated below, against the following currencies which comprise the Group’s financial assets or liabilities denominated in a foreign currency as of June 30, 2026 and December 31, 2025, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
USD (5 percent weakening)	~~W~~	(84,380)	21,011
JPY (5 percent weakening)		(4,714)	(5,434)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

34

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manage interest rate risk by monitoring trends of fluctuations in interest rates and establishing plan for countermeasures. Meanwhile, the Group entered into cross-currency interest rate swap contracts amounting to

USD 745 million (Equivalent to ~~W~~1,148,418 million) and interest rate swap contracts amounting to USD 400 million (Equivalent to ~~W~~616,600 million) and ~~W~~2,005,000 million in notional amount to manage interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2026 and December 31, 2025 is as follows:

(In millions of won)		June 30, 2026	December 31, 2025

Fixed rate instruments
Financial assets	~~W~~	1,452,114	1,572,658
Financial liabilities		(4,291,167)	(2,548,213)
Total	~~W~~	(2,839,053)	(975,555)
Variable rate instruments
Financial liabilities	~~W~~	(9,105,012)	(10,115,925)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of June 30, 2026 and December 31, 2025, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables remain constant.

(In millions of won)		Profit or loss before income tax
		1%p increase	1%p decrease
June 30, 2026
Variable rate instruments	~~W~~	(91,050)	91,050
December 31, 2025
Variable rate instruments	~~W~~	(101,159)	101,159

35

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,451,214	1,572,058
Deposits in banks		911	611
Trade accounts and notes receivable, net		1,594,339	2,136,774
Non-trade receivables, net		161,858	145,426
Accrued income, net		23,435	34,987
Deposits		12,641	14,549
Loans		6,419	13,318
Subtotal		3,250,817	3,917,723
Other financial assets
Lease receivables	~~W~~	3,531	7,406
Financial assets at fair value through profit or loss
Derivatives		286,819	131,987
Financial assets at fair value through other comprehensive income
Trade accounts and notes receivable, net	~~W~~	608,182	222,410
Total	~~W~~	4,149,349	4,279,526

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

36

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Group has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Group to meet certain financial performance targets. The Group periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

37

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2026 and December 31, 2025.

i) As of June 30, 2026

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,061,289	13,859,174	3,970,175	2,239,199	5,249,700	2,164,249	235,851
Bonds		334,890	339,893	213,750	126,143	-	-	-
Trade accounts and notes payable (*)		3,152,893	3,152,893	3,152,893	-	-	-	-
Other accounts payable (*)		1,427,265	1,431,673	1,317,924	113,749	-	-	-
Long-term other accounts payable		518,747	582,687	-	-	166,482	416,205	-
Security deposits received		139,190	146,087	3,459	1,300	141,302	26	-
Lease liabilities		54,845	57,926	22,266	9,205	11,410	14,548	497
Derivative financial liabilities
Derivatives	~~W~~	4,281	5,134	4,640	393	101	-	-
Cash outflow		-	1,639,128	779,159	316,294	543,675	-	-
Cash inflow		-	(1,633,994)	(774,519)	(315,901)	(543,574)	-	-
Total	~~W~~	18,693,400	19,575,467	8,685,107	2,489,989	5,568,995	2,595,028	236,348

(*) As of June 30, 2026, it includes ~~W~~677,304 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

38

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

ii) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	12,141,044	12,946,309	2,537,318	1,236,157	4,624,773	4,548,061	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable (*)		3,307,687	3,307,687	3,307,687	-	-	-	-
Other accounts payable (*)		1,461,014	1,462,662	1,432,529	30,133	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Security deposits received		138,384	147,478	480	4,109	142,864	25	-
Lease liabilities		59,678	62,604	23,122	14,889	10,342	14,095	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	17,859,137	18,720,683	7,502,817	1,501,455	4,973,355	4,742,900	156

(*) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

39

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(ii) Supplier Finance Arrangements

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Group owes its suppliers and the Group agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than the date on which the suppliers are paid. These arrangements provide the Group with extended payment terms, or the Group’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier finance arrangement as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025
		Trade accounts and notes payable	Other Accounts Payable	Trade accounts and notes payable	Other Accounts Payable
Liabilities under supplier finance arrangement
Purchase Card (*1)	~~W~~	483,111	187,035	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)		89,884	136,630	53,667	142,872
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase Card (*1)	~~W~~	483,111	187,035	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)		33,486	11,607	2,138	12,465

(*1) The Group pays the settlement amount to the card company on the end date of credit term according to the card agreement. The Group uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business, with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other accounts payable and presented as operating and investing activities in the cash flow statement.

(*2) The Group enters into supplier finance arrangements with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier finance arrangement, if a vendor that supplied goods or services to the Group transfers its accounts receivable to the financial institution within the payment due date, the Group pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other accounts payable because the supplier finance arrangements do not result in a substantive reduction of the Group’s payment obligation or a change in payment terms.

40

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

The range of payment due dates as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Liabilities under supplier finance arrangement
Purchase Card	90~115 days	91~205 days
Electronic Trade Receivable-Secured Loan	11~123 days	45~123 days
Trade accounts and notes payable not covered by the supplier finance arrangement	5~123 days	5~123 days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

41

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(d)
Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liability to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		June 30, 2026	December 31, 2025
Total liabilities	~~W~~	19,850,953	19,077,462
Total equity		7,649,643	7,839,238
Cash and deposits in banks (*1)		1,452,114	1,572,658
Borrowings (including bonds)		13,396,179	12,664,138
Total liabilities to equity ratio		260%	243%
Net borrowings to equity ratio (*2)		156%	141%

(*1) Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.

(*2) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

(e)
Determination of fair value

(i)
Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

42

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,451,214	(*1)	1,572,058	(*1)
Deposits in banks		911	(*1)	611	(*1)
Trade accounts and notes receivable, net		1,594,339	(*1)	2,136,774	(*1)
Non-trade receivables, net		161,858	(*1)	145,426	(*1)
Accrued income, net		23,435	(*1)	34,987	(*1)
Deposits		12,641	(*1)	14,549	(*1)
Loans		6,419	(*1)	13,318	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	121,742	121,742	124,316	124,316
Derivatives		286,819	286,819	131,987	131,987
Financial assets at fair value through other comprehensive income
Trade accounts and notes receivable, net	~~W~~	608,182	(*1)	222,410	(*1)
Other financial assets
Lease receivables		3,531	(*1)	7,406	(*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,061,289	13,104,068	12,141,044	12,170,751
Bonds		334,890	334,524	523,094	523,500
Trade accounts and notes payable		3,152,893	(*1)	3,307,687	(*1)
Other accounts payable		1,946,012	(*1)	1,679,697	(*1)
Security deposits received		139,190	(*1)	138,384	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	4,281	4,281	9,553	9,553
Other financial liabilities
Lease liabilities	~~W~~	54,845	(*2)	59,678	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.

43

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Group measures fair value for financial reporting purposes, including fair value measurements, which are classified as “Level 3”. The Group consults on the fair value assessment process and its results in accordance with the financial reporting schedule and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

44

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,927	-	107,815	121,742
Derivatives		-	286,819	-	286,819
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	4,281	-	4,281

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	103,308	124,316
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

45

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	107,815	-	103,308	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		286,819	-	131,987	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	4,281	-	9,553	-	Discounted cash flow	Discount rate and Exchange rate

46

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation techniques and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	13,104,068	Discounted cash flow	Discount rate
Bonds		-	-	334,524	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	12,170,751	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Borrowings, bonds and others	3.78%~5.05%	3.32%~3.90%

47

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Financial Risk Management, Continued

v) There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2026 and 2025, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
Classification		January 1, 2026	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2026
Equity instruments	~~W~~	103,308	1,851	(4,702)	-	7,358	107,815

(In millions of won)
Classification		January 1, 2025	Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	June 30, 2025
Equity instruments	~~W~~	101,543	727	-	-	(7,650)	94,620
Convertible securities		1,470	-	(1,399)	-	(71)	-

48

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Cash Flow Information

(a) Details of cash flows generated from operations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Profit (loss) for the period	~~W~~	(994,545)	653,739
Adjustments for:	~~W~~
Income tax expense		13,192	189,664
Depreciation and amortization (Note 19)		1,974,395	2,367,800
Gain on foreign currency translation		(130,274)	(500,296)
Loss on foreign currency translation		512,972	189,890
Post-employment benefit (Note 13)		48,846	70,663
Gain on disposal of assets held for sale		-	(764,565)
Gain on disposal of property, plant and equipment		(66,553)	(14,453)
Loss on disposal of property, plant and equipment		37,779	38,880
Impairment loss on property, plant and equipment		4,841	3,746
Impairment loss on intangible assets		32,847	1,505
Expense on increase of provisions		44,925	31,888
Finance income		(284,554)	(516,502)
Finance costs		680,886	637,542
Equity in income of equity method accounted investees, net		(2,214)	(1,294)
Others		(787)	(52,721)
Changes in:	~~W~~
Trade accounts and notes receivable		346,405	156,964
Other accounts receivable		(1,098)	325,127
Inventories		(306,005)	(287,558)
Other current assets		(48,417)	37,172
Other non-current assets		(8,904)	(8,153)
Proceeds from settlement of derivatives		-	79,881
Trade accounts and notes payable		(239,331)	(1,839,729)
Other accounts payable		(172,478)	115,691
Accrued expenses		(139,776)	(96,446)
Provisions		(61,602)	(61,053)
Advances received		7,635	(94,556)
Other current liabilities		3,169	(2,676)
Defined benefit liabilities (assets), net		(7,420)	13,301
Other non-current liabilities		60,276	37,912
Cash generated from operations	~~W~~	1,304,210	711,363

49

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Cash Flow Information, Continued

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		January 1, 2026		Non-cash transactions
			Cash flows from (used in) financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2026
Short-term borrowings	~~W~~	810,718	1,665,172	118,270	-	-	2,594,160
Long-term borrowings		11,330,326	(1,493,736)	626,273	4,266	-	10,467,129
Bonds		523,094	(192,226)	3,822	200	-	334,890
Security deposits received		138,384	-	-	-	806	139,190
Lease liabilities		59,678	(22,330)	2,533	-	14,964	54,845
Total	~~W~~	12,862,200	(43,120)	750,898	4,466	15,770	13,590,214

(In millions of won)
		January 1, 2025		Non-cash transactions
			Cash flows from (used in) financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2025
Short-term borrowings	~~W~~	969,595	689,328	(122,081)	-	-	1,536,842
Long-term borrowings		12,442,680	(567,597)	(510,926)	5,828	(1,152)	11,368,833
Bonds		1,137,839	(612,000)	(11,338)	457	-	514,958
Security deposits received		160,713	-	-	-	5,289	166,002
Lease liabilities		57,975	(28,153)	(37,026)	-	87,169	79,965
Dividend payable		6,390	(6,390)	-	-	-	-
Total	~~W~~	14,775,192	(524,812)	(681,371)	6,285	91,306	13,666,600

50

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others

(a) Related parties

Details of related parties as of June 30, 2026 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Parent Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Parent Company	Subsidiaries of LG Electronics Inc.

(*) Details of associates are described in Note 8.

51

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(b) Details of major transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	3,415	121,568	4,621
Material Science Co., Ltd.		-	-	78	3,712
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	182,625	-	10,593	161,630
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	13,920	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		183,972	-	-	1,314
LG Electronics Nanjing New Technology Co., Ltd.		70,257	-	-	58
LG Electronics do Brasil Ltda.		3,219	-	-	26
LG Innotek Co., Ltd.		4,838	-	1	64,675
LG Electronics Mlawa Sp. z o.o.		416,807	-	-	300
LG Electronics Reynosa S.A. DE C.V.		367,449	-	-	325
LG Electronics Egypt S.A.E		6,880	-	-	4
LG Electronics Japan, Inc.		-	-	-	3,077
P.T. LG Electronics Indonesia		227,849	-	-	286
HI-M Solutek Co., Ltd		-	-	-	8,136
Others		299	-	137	2,613
Total	~~W~~	1,478,115	3,415	132,377	250,816

(*) Others include the amount of the acquisition of property, plant, and equipment.

52

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others (*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	1,664	129,044	6,560
Material Science Co., Ltd.		-	-	203	-
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	145,317	-	8,244	140,986
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics India Pvt. Ltd.	~~W~~	16,900	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		104,753	-	-	963
LG Electronics Nanjing New Technology Co., Ltd.		117,014	-	-	285
LG Electronics do Brasil Ltda.		19,241	-	-	55
LG Innotek Co., Ltd.		4,887	-	-	52,971
LG Electronics Mlawa Sp. z o.o.		579,427	-	-	606
LG Electronics Reynosa S.A. DE C.V.		420,337	-	-	700
LG Electronics Egypt S.A.E		6,319	-	-	6
LG Electronics Japan, Inc.		-	-	-	3,004
P.T. LG Electronics Indonesia		259,946	-	-	418
HI-M Solutek Co., Ltd		-	-	-	5,198
Others		210	-	148	2,537
Total	~~W~~	1,674,351	1,664	137,639	214,328

(*) Others include the amount of the acquisition of property, plant, and equipment.

53

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	46,278	62,277
Material Science Co., Ltd.		-	-	993	385
Entity that has significant influence over the Parent Company
LG Electronics Inc.	~~W~~	114,659	95,844	70,876	88,184
Subsidiaries of the entity that has significant influence over the Parent Company
LG Electronics Vietnam Haiphong Co., Ltd.	~~W~~	51,741	41,403	5	12
LG Electronics Nanjing New Technology Co., Ltd.		13,680	19,036	-	9
LG Innotek Co., Ltd. (*)		139	2,102	186,985	173,625
LG Electronics Mlawa Sp. z o.o.		69,403	101,105	30	11
LG Electronics Reynosa S.A. DE C.V.		43,761	87,555	-	-
P.T. LG Electronics Indonesia		40,590	23,766	3	36
LG Electronics India Pvt. Ltd.		5,401	2,441	-	-
LG Innotek USA, Inc.	~~W~~	2,653	2,688	-	-
Others		2,123	2,496	5,896	3,966
Total	~~W~~	344,150	378,436	311,066	328,505

(*) Trade accounts and notes payable and others for LG Innotek Co., Ltd. include deposits received from lease agreement of ~~W~~139,500 million as of June 30, 2026 and December 31, 2025.

54

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the six-month periods ended June 30, 2026 and 2025 are as follows:

(i) 2026

There were no significant financial transactions with related parties and others for the six-month periods ended June 30, 2026.

(ii) 2025

	2025
(In millions of won)	Company Name		Repayment of borrowings
Entity that has significant influence over the Parent Company	LG Electronics Inc.	~~W~~	1,000,000

55

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

Although the following entities are not included in the scope of related parties under Korean IFRS 1024 Related Party Disclosures, details of significant transactions with companies belonging to the same large enterprise group under the Monopoly Regulation and Fair Trade Act and their subsidiaries, and the related receivables and payables, are as follows:

(In millions of won)
		For the six-month period ended June 30, 2026		June 30, 2026
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	86	1,105	95	172
LG Chem Ltd. and its subsidiaries		136	187,581	95	74,556
D&O Corp. and its subsidiaries		131	6,868	149	1,739
LG Corp. (*)		-	25,102	7,226	-
LG Management Development Institute		-	22,588	3	626
LG CNS Co., Ltd. and its subsidiaries		83	121,314	17	44,180
LG Household & Health Care Ltd. and its subsidiaries		-	13	-	-
HSAD Inc. and its subsidiaries		-	374	-	47
Robostar Co., Ltd.		-	909	-	34
Total	~~W~~	436	365,854	7,585	121,354

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2026 are ~~W~~2,327 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2026 is ~~W~~2,355 million.

56

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(In millions of won)
		For the six-month period ended June 30, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	1,188	-	163
LG Chem Ltd. and its subsidiaries		234	173,711	59	55,879
D&O Corp. and its subsidiaries		129	6,245	-	4,996
LG Corp. (*)		-	27,077	6,911	12
LG Management Development Institute		-	22,593	3	386
LG CNS Co., Ltd. and its subsidiaries		76	106,822	4	107,292
LG Household & Health Care Ltd. and its subsidiaries		-	39	-	-
HSAD Inc. and its subsidiaries		-	621	-	127
Robostar Co., Ltd.		-	134	-	59
Total	~~W~~	439	338,430	6,977	168,914

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2025 is ~~W~~3,453 million.

57

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

26. Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Short-term benefits	~~W~~	2,169	1,216
Post-employment benefit		193	393
Total	~~W~~	2,362	1,609

Key management personnel are the registered directors of the Parent Company who have significant authority and responsibility for planning, directing and controlling the activities of the Parent Company.

(g) At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

27. Assets and Liabilities Held for Sale (Disposal Group)

The management of the Group decided to transfer the Auto Display LCD module business of its subsidiary, LG Display Nanjing Co., Ltd., in order to enhance its business structure and strengthen its profitability, and entered into a business transfer agreement on February 9, 2026. The sale is expected to be completed within one year from the date of the agreement. Accordingly, as of June 30, 2026, the assets and liabilities related to the Auto Display LCD module business of LG Display Nanjing Co., Ltd. have been classified as assets and liabilities held for sale.

58

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2026 and 2025

(With Report on Review of Condensed Interim Financial Statements)

Report on Review of Condensed Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

LG Display Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying condensed interim financial statements of LG Display Co., Ltd. (referred to as the “Company”). These condensed interim financial statements consist of the interim statement of financial position of the Company as at June 30, 2026, and the related interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, and interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and material accounting policy information and other selected explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the statement of financial position of the Company as at December 31, 2025, and the related statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements in our audit report dated February 27, 2026. The statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2025.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 12, 2026

Seoul, Korea

This report is effective as of August 12, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.
Separate Interim Statements of Financial Position
As of June 30, 2026 and December 31, 2025
(In millions of won)	Note		June 30, 2026 (Unaudited)	December 31, 2025
Assets
Cash and cash equivalents	4, 23	~~W~~	320,203	248,729
Trade accounts and notes receivable, net	5, 15, 23, 25		3,012,687	3,140,538
Other accounts receivable, net	5, 23		286,942	169,179
Other current financial assets	6, 23		143,976	77,249
Inventories, net	7		2,246,815	1,793,510
Current tax assets			646	1,585
Other current assets			126,919	86,341
Total current assets			6,138,188	5,517,131
Deposits in banks	4, 23		11	11
Investments, net	8		3,810,745	3,810,085
Other non-current accounts receivable, net	5, 23		3,600	5,029
Other non-current financial assets	6, 23		167,070	93,508
Property, plant and equipment, net	9		9,808,080	10,298,784
Intangible assets, net	10		1,802,245	1,427,602
Investment property	11		17,692	18,031
Deferred tax assets, net			3,406,476	3,422,353
Defined benefits assets, net	13		178,811	198,288
Other non-current assets			29,034	20,300
Total non-current assets			19,223,764	19,293,991
Total assets		~~W~~	25,361,952	24,811,122
Liabilities
Trade accounts and notes payable	23, 25	~~W~~	8,704,285	9,711,618
Current financial liabilities	12, 23, 24, 25		5,925,118	3,870,697
Other accounts payable	23		1,181,374	1,151,778
Accrued expenses			487,168	589,096
Provisions	14		77,637	85,559
Advances received			39,781	29,058
Other current liabilities			85,975	68,662
Total current liabilities			16,501,338	15,506,468
Non-current financial liabilities	12, 23, 24		5,161,301	4,992,576
Non-current provisions	14		46,581	55,345
Other non-current liabilities	23, 25		774,285	485,028
Total non-current liabilities			5,982,167	5,532,949
Total liabilities			22,483,505	21,039,417
Equity
Share capital	16	~~W~~	2,500,000	2,500,000
Capital surplus	16		2,821,006	2,821,006
Accumulated deficit			(2,442,559)	(1,549,301)
Total equity			2,878,447	3,771,705
Total liabilities and equity		~~W~~	25,361,952	24,811,122

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Comprehensive Income (Loss)
For the three-month and six-month periods ended June 30, 2026 and 2025
(In millions of won, except earnings (loss) per share amounts)			For the three-month periods ended June 30		For the six-month periods ended June 30
			2026	2025	2026	2025
	Note		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	17, 25	~~W~~	5,378,280	5,137,636	10,606,807	10,757,702
Cost of sales	7, 18, 25		(4,855,952)	(5,012,123)	(9,678,755)	(10,386,082)
Gross profit			522,328	125,513	928,052	371,620
Selling expenses	18, 19		(67,451)	(43,913)	(116,058)	(100,908)
Administrative expenses	18, 19		(361,745)	(127,753)	(489,652)	(257,928)
Research and development expenses	18		(328,354)	(335,077)	(658,616)	(682,971)
Operating loss			(235,222)	(381,230)	(336,274)	(670,187)
Finance income	21		226,962	322,347	432,831	554,381
Finance costs	21		(235,516)	(326,512)	(626,997)	(579,669)
Other non-operating income	20		221,581	1,922,940	598,130	2,160,880
Other non-operating expenses	20		(263,918)	(573,720)	(954,788)	(831,969)
Profit (loss) before income tax			(286,113)	963,825	(887,098)	633,436
Income tax benefit (expense)			14,967	(114,392)	(29,563)	(148,596)
Profit (loss) for the period			(271,146)	849,433	(916,661)	484,840
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities			27,299	549	23,403	675
Other comprehensive income (loss) for the period, net of income tax			27,299	549	23,403	675
Total comprehensive income (loss) for the period		~~W~~	(243,847)	849,982	(893,258)	485,515
Earnings (loss) per share (in won)
Basic earnings (loss) per share	22	~~W~~	(542)	1,699	(1,833)	970
Diluted earnings (loss) per share	22	~~W~~	(542)	1,699	(1,833)	970

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Changes in Equity
For the six-month periods ended June 30, 2026 and 2025

		Share capital	Capital surplus	Accumulated deficit	Other capital	Total equity
(In millions of won)
Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Total comprehensive income for the period
Profit for the period		-	-	484,840	-	484,840
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	675	-	675
Total comprehensive income for the period	~~W~~	-	-	485,515	-	485,515
Balances at June 30, 2025 (Unaudited)	~~W~~	2,500,000	2,821,006	(1,039,693)	-	4,281,313
Balances at January 1, 2026	~~W~~	2,500,000	2,821,006	(1,549,301)	-	3,771,705
Total comprehensive loss for the period
Loss for the period		-	-	(916,661)	-	(916,661)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	23,403	-	23,403
Total comprehensive loss for the period	~~W~~	-	-	(893,258)	-	(893,258)
Balances at June 30, 2026 (Unaudited)	~~W~~	2,500,000	2,821,006	(2,442,559)	-	2,878,447

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.
Separate Interim Statements of Cash Flows
For the six-month periods ended June 30, 2026 and 2025

(In millions of won)	Note		2026 (unaudited)	2025 (unaudited)
Cash flows from (used in) operating activities:
Cash used in operations	24	~~W~~	(803,161)	(314,958)
Income taxes paid			(8,564)	(10,164)
Interest received			4,374	10,566
Interest paid			(219,324)	(266,308)
Cash flows used in operating activities			(1,026,675)	(580,864)
Cash flows from (used in) investing activities:
Dividends received			3,749	102,399
Acquisition of financial assets at fair value through profit or loss			(1,851)	-
Proceeds from disposal of financial assets at fair value through profit or loss			9,777	34
Acquisition of investments			(660)	(53,080)
Proceeds from disposal of investments			-	100,500
Proceeds from disposal of assets held for sale			-	1,979,561
Acquisition of property, plant and equipment			(480,481)	(459,757)
Proceeds from disposal of property, plant and equipment			64,795	71,806
Acquisition of intangible assets			(455,927)	(436,093)
Proceeds from disposal of intangible assets			-	1,918
Proceeds from settlement of derivatives			92,254	98,259
Decrease in short-term loans			5,087	11,749
Increase in deposits			(36)	-
Decrease in deposits			1,871	1,800
Cash flows from (used in) investing activities			(761,422)	1,419,096
Cash flows from (used in) financing activities:	24
Proceeds from short-term borrowings			4,568,728	3,269,930
Repayments of short-term borrowings			(3,334,538)	(2,897,576)
Repayments of current portion of bonds			(192,226)	(612,000)
Proceeds from long-term borrowings			1,671,445	1,837,493
Repayments of current portion of long-term borrowings			(852,328)	(2,467,928)
Payment guarantee fee received			2,622	3,512
Payments of lease liabilities			(4,132)	(5,699)
Cash flows from (used in) financing activities			1,859,571	(872,268)
Net increase (decrease) in cash and cash equivalents			71,474	(34,036)
Cash and cash equivalents at January 1			248,729	238,477
Cash and cash equivalents at June 30		~~W~~	320,203	204,441

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

1. Organization and Description of Business

LG Display Co., Ltd. (the "Company") was incorporated in February 1985 and the Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2026, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of June 30, 2026, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of June 30, 2026, 500,000,000 shares of the Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 62,663,706 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

2. Basis of Preparation

(a) Application of accounting standards

The Company's condensed separate interim financial statements have been prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting. These condensed separate interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2025.

(b) Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c) Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d) Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The actual results may differ from the estimates at the end of the interim reporting period which are based on management’s best estimate, as the underlying assumptions may vary from actual outcomes.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

(e) Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026.

(i)
Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1107 Financial Instruments: Disclosures

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments do not have a significant impact on the financial statements.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(ii)
Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026. The amendments do not have a significant impact on the financial statements.

-
Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

(iii)
Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments are effective for annual periods beginning on or after January 1, 2026, and do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

(f) Accounting standards and Interpretation issued but not yet adopted by the Company

The following new and amended accounting standards and interpretations have been issued but are not yet effective and have not been adopted by the Company:

(i)
Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement.

Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Company is required to apply the standard retrospectively.

When the Company prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis.

[Changes in presentation of income statement]

Korean IFRS 1118 requires all income and expenses in the income statement to be classified into one of five categories: the operating category, investing category, financing category, income taxes category, and discontinued operations category. Under the standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations categories are classified in the operating category. Accordingly, the operating category is a residual category, and operating profit or loss is defined as the total of income and expenses classified within that category.

In classifying income and expenses, the Company is required to assess its main business activities. If the Company determines that investing in particular types of assets or providing financing to customers is a main business activity, income and expenses that would otherwise be classified in the investing or financing categories are classified instead in the operating category.

As a consequence, operating profit or loss determined in accordance with Korean IFRS 1118 may differ significantly from operating profit calculated under Korean IFRS 1001, which has generally been defined as revenue less cost of sales and selling, general and administrative expenses. Korean IFRS 1118 requires the Company to disclose, in the notes, the operating profit or loss calculated in accordance with Korean IFRS 1001, together with a reconciliation between that amount and operating profit or loss as defined by Korean IFRS 1118.

In addition, Korean IFRS 1118 requires to present in the income statement the following defined subtotals: ‘operating profit or loss’ comprising all income and expenses classified in the operating category; ‘profit or loss before financing and income taxes’ comprising operating profit or loss and all income and expenses classified in the investing category; and ‘profit or loss’ for the period. However, if providing financing to customers is a main business activity of the Company, the presentation of profit or loss before financing and income taxes may not be required, depending on the accounting policy applied.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation, Continued

[Introduction of disclosure of management-defined performance measures]

Korean IFRS 1118 introduces requirements for the disclosure of management-defined performance measures (MPMs). MPMs are defined as subtotals of income and expenses that are used by management in public communications outside the financial statements, are used to communicate management’s view of an aspect of the Company’s financial performance, and are not listed in paragraph 118 of Korean IFRS 1118 or otherwise explicitly required to be presented or disclosed by Korean IFRS.

When the Company reports MPMs, it is required to disclose the reasons why such measures provide useful information, how those measures are calculated, and a reconciliation between those measures and the most directly comparable subtotal specified in Korean IFRS 1118. In addition, the Company shall disclose the income tax effect of each reconciling item and the effect of each reconciling item on non-controlling interests.

[Changes in classification of cash flows]

In accordance with the issuance of Korean IFRS 1118, certain amendments have been made to Korean IFRS 1007 Statement of Cash Flows. Under the amendment, when applying the indirect method, the starting point for determining net cash flows from operating activities has been changed from profit or loss for the period to operating profit or loss, and the accounting policy choice regarding the classification of cash flows related to interest and dividends has been eliminated.

Management is reviewing the impact of applying the new standard on the Company’s separate financial statements. Adoption of the standard is not expected to have an impact on the Company’s net profit or loss; however, it will require income and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

(g) Income Tax Expense

The Company is within the scope of the Pillar Two model rules, and applied the exception to recognizing and disclosing information about deferred tax.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

3. Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2025, except for the application of Korean IFRS 1034 Interim Financial Reporting.

4. Cash and Cash Equivalents and Deposits in Banks

Details of cash and cash equivalents and deposits in banks as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Current assets
Cash and cash equivalents
Deposits	~~W~~	320,203	248,729
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

5. Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a) Details of trade accounts and notes receivable and other accounts receivable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Trade accounts and notes receivable, net	~~W~~	3,012,687	3,140,538
Other accounts receivable
Non-trade receivables, net		268,024	140,191
Accrued income, net		22,518	34,017
Subtotal		290,542	174,208
Total	~~W~~	3,303,229	3,314,746

(b) The aging of trade accounts and notes receivable and other accounts receivable as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,001,511	255,400	(48)	(282)
1-15 days past due		8,727	6,861	(2)	(4)
16-30 days past due		4	486	-	-
31-60 days past due		2,414	6,997	-	(5)
More than 60 days past due		81	21,458	-	(369)
Total	~~W~~	3,012,737	291,202	(50)	(660)

(In millions of won)		December 31, 2025
		Original Amount		Allowance for doubtful account
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,133,952	122,169	(180)	(428)
1-15 days past due		146	1,313	-	(1)
16-30 days past due		5,550	10,228	-	(1)
31-60 days past due		1,065	10,773	-	(3)
More than 60 days past due		5	30,434	-	(276)
Total	~~W~~	3,140,718	174,917	(180)	(709)

The movement in the allowance for doubtful accounts in respect of trade accounts and notes receivable and other accounts receivable for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026		2025
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
At January 1	~~W~~	180	709	362	297
(Reversal of) bad debt expense		(130)	(49)	(142)	186
At June 30	~~W~~	50	660	220	483

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

6. Other Financial Assets

Details of other financial assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Current assets
Financial assets at fair value through profit or loss
Derivatives (*)	~~W~~	139,533	62,740
Financial assets carried at amortized cost
Deposits	~~W~~	3,926	6,515
Short-term loans		517	7,994
Subtotal	~~W~~	4,443	14,509
Total	~~W~~	143,976	77,249
Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,386	23,616
Derivatives (*)		147,286	69,247
Subtotal	~~W~~	165,672	92,863
Financial assets carried at amortized cost
Deposits	~~W~~	1,398	645
Total	~~W~~	167,070	93,508

(*) The derivatives, which are not designated as hedging instruments, arise from cross-currency interest rate swap contracts and interest rate swap contracts for the purpose of managing risks associated with borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

7. Inventories

Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(i) As of June 30, 2026

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	346,562	(22,541)	324,021
Work-in-process		1,398,721	(175,459)	1,223,262
Raw materials		610,683	(26,112)	584,571
Supplies		130,310	(15,349)	114,961
Total	~~W~~	2,486,276	(239,461)	2,246,815

(ii) As of December 31, 2025

(In millions of won)
		Cost	Valuation allowance	Carrying amount
Finished goods	~~W~~	311,536	(48,263)	263,273
Work-in-process		1,133,627	(154,426)	979,201
Raw materials		466,252	(24,097)	442,155
Supplies		126,920	(18,039)	108,881
Total	~~W~~	2,038,335	(244,825)	1,793,510

For the six-month periods ended June 30, 2026 and 2025, the amounts of inventories recognized as expense and reversal of loss on valuation of inventories are as follows:

(In millions of won)
		2026	2025
Cost of sales	~~W~~	9,678,755	10,386,082
Inventories recognized as expense		9,684,119	10,427,923
Reversal of write-downs of inventories deducted from cost of sales		(5,364)	(41,841)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

8. Investments

(a)
Details of investments in subsidiaries as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of won)			June 30, 2026			December 31, 2025
Subsidiaries	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
LG Display America, Inc.	San Jose, U.S.A.	Sales of display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sales of display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sales of display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sales of display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Production of display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sales of display products	100%		9,093	100%		9,093
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sales of display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sales of display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Production and sales of LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Production of display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Operation of welfare facilities	100%		800	100%		800
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Intellectual property management	100%		1,424	100%		1,424
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sales of display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	OLED intellectual property management	100%		133,838	100%		133,838
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Production and sales of display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Production and sales of LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC (*)	Wilmington, U.S.A.	Investment in venture business and technologies	100%		96,719	100%		96,059
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Production and sales of display products	70%		1,846,177	70%		1,846,177
Total				~~W~~	3,767,432		~~W~~	3,766,772

(*) For the six-month period ended June 30, 2026, the Company contributed ~~W~~660 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

8. Investments, Continued

(b)
Details of investments in associates as of June 30, 2026 and December 31, 2025, are as follows:

(In millions of won)
			June 30, 2026			December 31, 2025
Associates	Location	Business	Percentage of ownership		Carrying amount	Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Production of glass for display	40%	~~W~~	39,313	40%	~~W~~	39,313
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Development and production of tablet for kids	10%		-	10%		-
Cynora GmbH	Bruchsal, Germany	Development of organic light emitting materials for displays and lighting devices	10%		-	10%		-
Material Science Co., Ltd.	Hwaseong, South Korea	Development, production and sales of materials for display	9%		4,000	9%		4,000
Total				~~W~~	43,313		~~W~~	43,313

Although the Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been classified as investments in associates.

Dividend income recognized from subsidiaries and associates for the six-month periods ended June 30, 2026 and 2025 amounted to ~~W~~144,910 million and ~~W~~95,053 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

9. Property, Plant and Equipment

(a) Changes in property, plant and equipment for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026	2025
Book value as of January 1	~~W~~	10,298,784	11,913,336
Acquisitions		544,176	313,647
Depreciation		(998,291)	(1,021,695)
Disposals		(32,799)	(88,834)
Reversal (Impairment loss) (*)		(3,784)	1,771
Others		(6)	(412)
Book value as of June 30	~~W~~	9,808,080	11,117,813

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.

(b) For the six-month period ended June 30, 2026, the capitalized borrowing costs amounted to ~~W~~7,255 million (For the six-month period ended June 30, 2025: ~~W~~4,420 million), and capitalization rate is 4.47% (For the six-month period ended June 30, 2025: 4.77%).

10. Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026	2025
Book value as of January 1	~~W~~	1,427,602	1,485,789
Acquisitions		416,339	61,462
Acquisitions by Internal Development		336,490	340,636
Amortization		(345,339)	(367,181)
Disposals		-	(4,067)
Impairment loss (*)		(32,847)	(1,505)
Book value as of June 30	~~W~~	1,802,245	1,515,134

(*) If there are indications of impairment, impairment losses are recognized for the difference between the carrying amount and the recoverable amount of intangible assets.

11. Investment Property

(a) Changes in investment property for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026	2025
Book value as of January 1	~~W~~	18,031	27,911
Depreciation		(342)	(2,550)
Others		3	613
Book value as of June 30	~~W~~	17,692	25,974

(b) For the six-month period ended June 30, 2026, rental revenue from investment property is ~~W~~3,167 million (For the six-month period ended June 30, 2025: ~~W~~5,114 million) and rental cost is ~~W~~526 million (For the six-month period ended June 30, 2025: ~~W~~2,725 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

12. Financial Liabilities

(a)
Details of financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026	December 31, 2025
Current
Short-term borrowings	~~W~~	3,626,965	2,195,397
Current portion of long-term borrowings		1,950,148	1,261,745
Current portion of bonds		334,890	398,223
Current portion of payment guarantee liabilities		4,010	4,418
Derivatives (*)		3,834	4,066
Lease liabilities		5,271	6,848
Total	~~W~~	5,925,118	3,870,697
Non-current
Long-term borrowings	~~W~~	5,153,042	4,853,970
Bonds		-	124,871
Non-current payment guarantee liabilities		3,600	5,029
Derivatives (*)		447	5,487
Lease liabilities		4,212	3,219
Total	~~W~~	5,161,301	4,992,576

(*) The derivatives, which are not designated as hedging instruments, arise from cross‑currency interest rate swap contracts and interest rate swap contracts for the purpose of managing risks associated with borrowings and bonds.

(b)
Details of short-term borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
LG Display Singapore Pte. Ltd.	Working Capital	3.73	~~W~~	1,849,800	1,721,880
Standard Chartered Bank Korea Limited and others	Working Capital and others	2.40~4.73		1,777,165	473,517
Total			~~W~~	3,626,965	2,195,397

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

12. Financial Liabilities, Continued

(c)
Details of Korean won denominated long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows :

(In millions of won)
Lender	Description	Latest maturity date	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
Korea Development Bank and others	Facility capital and others	August 2026~ March 2036	3.46~4.77	~~W~~	4,481,227	4,000,423
Less: current portion					(1,387,500)	(1,190,000)
Total				~~W~~	3,093,727	2,810,423

(d)
Details of foreign currency denominated long-term borrowings as of June 30, 2026 and December 31, 2025 are as follows :

(In millions of won, USD and CNY)
Lender	Description	Latest maturity date	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
KEB Hana Bank and others	Facility capital and others	September 2026~ March 2029	2.40~6.27	~~W~~	2,621,963	2,115,292
Foreign currency equivalent of foreign currency borrowings					USD 1,645	USD 1,420
					CNY 380	CNY 380
Less: current portion					(562,648)	(71,745)
Total				~~W~~	2,059,315	2,043,547

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

12. Financial Liabilities, Continued

(e)
Details of bonds issued and outstanding as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of June 30, 2026 (%)		June 30, 2026	December 31, 2025
Korean won denominated bonds at amortized cost (*)
Publicly issued bonds	September 2026~ February 2027	2.79~3.66	~~W~~	335,000	335,000
Privately issued bonds		-		-	45,000
Less: discount on bonds				(110)	(257)
Less: current portion				(334,890)	(254,872)
Subtotal			~~W~~	-	124,871
Foreign currency denominated bonds at amortized cost
Privately issued bonds	-	-	~~W~~	-	143,490
Foreign currency equivalent of foreign currency denominated bonds				-	USD 100
Less: discount on bonds			~~W~~	-	(139)
Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				-	USD (0)
Less: current portion			~~W~~	-	(143,351)
Subtotal			~~W~~	-	-
Total			~~W~~	-	124,871

(*) Principal of the Korean won denominated bonds is to be repaid at maturity and interest is paid quarterly.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

13. Post-employment Benefits

(a) Defined benefit plans

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

i) Details of net defined benefit liabilities (defined benefit assets) recognized as of June 30, 2026 and December
31, 2025 are as follows:

(In millions of won)		June 30, 2026	December 31, 2025

Present value of defined benefit obligations	~~W~~	1,102,852	1,266,838
Fair value of plan assets		(1,281,663)	(1,465,126)
Total	~~W~~	(178,811)	(198,288)

ii) Details of plan assets as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Time deposits in banks	~~W~~	1,281,663	1,465,126

As of June 30, 2026, the Company maintains the plan assets primarily with Shinhan Bank, KEB Hana Bank and others.

iii) Details of expenses related to defined benefit plans recognized in profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Current service cost	~~W~~	26,975	36,367	56,906	72,734
Net interest cost		(2,407)	(1,562)	(4,747)	(3,123)
Total (*)	~~W~~	24,568	34,805	52,159	69,611

(*) The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~4,473 million (for the six-month period ended June 30, 2025: ~~W~~5,344 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

13. Post-Employment Benefits, Continued

(b) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan for the six-month period ended

June 30, 2026 is ~~W~~21,982 million (for the six-month period ended June 30, 2025: ~~W~~14,746 million).

14. Provisions

Changes in provisions for the six-month periods ended June 30, 2026 and 2025 are as follows:

(i) 2026

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2026	~~W~~	1,546	135,578	3,780	140,904
Additions		3,769	21,092	11,685	36,546
Usage		(3,489)	(37,984)	(11,759)	(53,232)
At June 30, 2026	~~W~~	1,826	118,686	3,706	124,218
Current	~~W~~	1,826	72,105	3,706	77,637
Non-current	~~W~~	-	46,581	-	46,581

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2025

(In millions of won)
		Litigation	Warranties (*)	Others	Total
At January 1, 2025	~~W~~	7,479	151,394	5,997	164,870
Additions		3,537	11,162	5,132	19,831
Usage		(11,016)	(25,640)	(7,421)	(44,077)
At June 30, 2025	~~W~~	-	136,916	3,708	140,624
Current	~~W~~	-	83,435	3,708	87,143
Non-current	~~W~~	-	53,481	-	53,481

(*) The Company provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

15. Contingent Liabilities and Commitments

(a) Legal Proceedings

Litigation alleging violations of antitrust and competition laws

The Company and other LCD panel manufacturers have been sued by individual companies for alleged violations of European Union competition laws. The Company is actively defending itself in these ongoing legal proceedings, and as of June 30, 2026, the Company cannot predict the ultimate outcome of the litigation.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b) Commitments

Factoring and transfer of trade receivables

The Company has entered into discount agreements with Nonghyup Bank and other financial institutions for trade receivable related to export sales transactions with its subsidiaries, with a credit limit of up to USD 1,000 million (Equivalent to ~~W~~1,541,500 million). As of June 30, 2026, the amount of the discounted trade receivables that remain outstanding until maturity under the agreement is USD 461 million (Equivalent to ~~W~~711,354 million). In relation to the above agreements, the financial institutions retain the right of recourse against the Company for any discounted receivables that are not collected at maturity.

The Company has entered into receivable transfer agreements with MUFG Bank and other financial institutions in respect of trade receivables arising from domestic and export sales transactions, with an aggregate limit of ~~W~~547,233 million. As of June 30, 2026, the amount of transferred trade receivables that remain outstanding until maturity under the agreement is ~~W~~29,990 million. In relation to the above agreements, the financial institutions do not have recourse to the Company for any receivables that are not recovered at maturity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

15. Contingent Liabilities and Commitments, Continued

Loan commitment

As of June 30, 2026, the Company has borrowing and letter of credit facilities with Hana Bank and other financial institutions with a combined credit limit of ~~W~~2,686,400 million and with LG Display Singapore Pte. Ltd. for borrowing up to USD 1,200 million (Equivalent to ~~W~~1,849,800 million).

Payment guarantees

The Company provides payment guarantee to LG Display Vietnam Haiphong Co., Ltd. for the loan principal of USD 813 million (Equivalent to ~~W~~1,252,469 million).

The Company has received a payment guarantee of ~~W~~2,617 million from Seoul Guarantee Insurance Co., Ltd. in relation to performance guarantees and others.

License agreements

As of June 30, 2026, the Company has a trademark license agreement with LG Corp. and pays the usage fee according to the terms of the Agreement.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

15. Contingent Liabilities and Commitments, Continued

Collateral

Details of the collateral provided by the Company as of June 30, 2026 are as follows:

(In millions of won)
Collateral	Carrying amount	Maximum secured amount of credit	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	208,812	780,000	Korea Development Bank and others	650,000

Commitments for asset acquisition

The amount committed to acquire property, plant and equipment and intangible assets not recognized on the financial statements as of June 30, 2026 is ~~W~~726,108 million.

16. Share Capital and Capital Surplus

The total number of shares to be issued by the Company is 1,000,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2025 : 500,000,000 shares), and the par value per share is ~~W~~5,000. There were no changes in the Company's share capital for the six-month period ended June 30, 2026.

The Company's capital surplus consists of paid-in capital in excess of par value, and there were no changes in this paid-in capital for the six-month period ended June 30, 2026.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

17. Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Sales of goods	~~W~~	5,327,056	5,083,648	10,541,280	10,660,833
Others (*)		51,224	53,988	65,527	96,869
Total	~~W~~	5,378,280	5,137,636	10,606,807	10,757,702

(*) Others include royalties and rental revenue.

For the six-month period ended June 30, 2026, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~17,547 million (For the six-month period ended June 30, 2025 : ~~W~~1,103,787 million).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

18. The Nature of Expenses

The classifications of expenses by nature for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Changes in inventories	~~W~~	(275,381)	17,645	(453,305)	(200,843)
Purchases of raw materials and others		1,973,046	1,926,122	3,843,068	4,303,490
Depreciation and amortization		650,861	673,477	1,317,368	1,365,669
Outsourcing		1,673,663	1,574,097	3,324,044	3,293,705
Labor		854,514	618,886	1,492,564	1,236,442
Supplies and others		174,135	158,880	333,537	316,135
Utility		238,033	250,680	481,286	507,294
Fees and commissions		98,125	88,282	193,127	179,316
Freight cost		16,191	13,414	28,615	25,427
Advertising		13,749	13,027	26,484	26,825
Travel		9,070	10,075	16,989	18,968
Taxes and dues		15,940	16,175	34,231	34,272
Others		171,556	158,106	305,073	321,189
Total (*)	~~W~~	5,613,502	5,518,866	10,943,081	11,427,889

(*) Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

19. Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Salaries	~~W~~	289,045	53,687	345,321	109,711
Post-employment benefit		4,602	5,974	9,556	11,991
Other employee benefits		10,148	10,905	21,403	22,900
Freight cost		6,271	5,210	11,338	8,898
Fees and commissions		38,871	31,661	76,711	65,180
Depreciation and amortization		27,279	32,215	54,551	63,980
Taxes and dues		1,354	1,310	2,641	2,508
Advertising		13,749	13,027	26,484	26,825
Insurance		2,514	2,570	4,848	5,044
Travel		1,917	2,091	3,998	3,850
Training		1,421	1,534	4,442	4,490
Others		32,025	11,482	44,417	33,459
Total	~~W~~	429,196	171,666	605,710	358,836

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

20. Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Foreign currency gain	~~W~~	164,615	907,296	526,372	1,143,121
Gain on disposal of assets held for sale		-	971,905	-	971,905
Gain on disposal of property, plant and equipment		53,329	4,281	64,191	5,333
Others		3,637	39,458	7,567	40,521
Total	~~W~~	221,581	1,922,940	598,130	2,160,880

(b) Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Foreign currency loss	~~W~~	218,027	556,758	882,755	800,522
Loss on disposal of property, plant and equipment		16,588	9,006	31,327	21,868
Impairment loss on property, plant and equipment		2,911	-	3,784	647
Impairment loss on intangible assets		26,243	1,052	32,847	1,505
Others		149	6,904	4,075	7,427
Total	~~W~~	263,918	573,720	954,788	831,969

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

21. Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Finance income
Interest income	~~W~~	2,000	3,815	4,228	10,445
Dividend income		141,829	267	145,244	95,320
Foreign currency gain		5,427	282,894	14,914	343,380
Gain on transaction of derivatives		54,834	33,989	92,254	99,639
Gain on valuation of derivatives		12,041	(737)	161,457	845
Gain on valuation of financial assets at fair value through profit or loss		7,737	784	10,173	1,676
Others		3,094	1,335	4,561	3,076
Total	~~W~~	226,962	322,347	432,831	554,381

Finance costs
Interest expense	~~W~~	123,490	128,304	238,070	273,874
Foreign currency loss		114,304	(31,382)	377,919	17,979
Loss on sale of trade accounts and notes receivables		51	47	137	47
Loss on valuation of derivatives		(8,669)	225,650	1,354	281,238
Loss on valuation of financial assets at fair value through profit or loss		6,340	1,195	9,269	2,012
Others		-	2,698	248	4,519
Total	~~W~~	235,516	326,512	626,997	579,669

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

22. Earnings (Loss) Per Share

(a) Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(In won and number of shares)
		For the three-month periods ended June 30		For the six-month periods ended June 30
		2026	2025	2026	2025
Profit (Loss) for the period	~~W~~	(271,146,903,784)	849,433,006,974	(916,660,795,801)	484,839,540,363
Weighted-average number of common shares outstanding		500,000,000	500,000,000	500,000,000	500,000,000
Basic earnings (loss) per share	~~W~~	(542)	1,699	(1,833)	970

(b) Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risk. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances in foreign currency cash inflows and outflows. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

Cross-currency interest rate swap contracts, USD 900 million (December 31, 2025: USD 580 million) and CNY 1,680 million (December 31, 2025: CNY 380 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 745 million (December 31, 2025: USD 1,020 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings.

A weaker won, as indicated below, against the following currencies which comprise the Company’s financial assets or liabilities denominated in a foreign currency as of June 30, 2026 and December 31, 2025 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The sensitivity analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in profit or loss before income tax would have been as follows:

(In millions of won)		June 30, 2026		December 31, 2025
USD (5 percent weakening)	~~W~~	(389,295)	~~W~~	(349,389)
JPY (5 percent weakening)		(4,610)		(5,309)

If the exchange rates for the currencies presented above were to decrease at the end of the reporting period, with all other variables held constant, the effects would be the opposite of those presented above.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross-currency interest rate swap contracts amounting to USD 745 million (Equivalent to ~~W~~1,148,418 million) and interest rate swap contracts amounting to USD 400 million (Equivalent to ~~W~~616,600 million) and ~~W~~2,005,000 million in notional amount to manage interest rate risk with respect to variable interest-bearing borrowings.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2026 and December 31, 2025 is as follows:

(In millions of won)		June 30, 2026	December 31, 2025

Fixed rate instruments
Financial assets	~~W~~	320,203	248,729
Financial liabilities		(3,369,054)	(2,010,142)
Total	~~W~~	(3,048,851)	(1,761,413)
Variable rate instruments
Financial liabilities	~~W~~	(7,695,991)	(6,824,064)

ii) Profit or loss before income tax sensitivity analysis for variable rate instruments

As of June 30, 2026 and December 31, 2025, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss before income tax by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables remain constant.

(In millions of won)
		Profit or loss before income tax
		1%p increase	1%p decrease
June 30, 2026
Variable rate instruments	~~W~~	(76,998)	76,998
December 31, 2025
Variable rate instruments	~~W~~	(68,241)	68,241

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		June 30, 2026	December 31, 2025
Financial assets carried at amortized cost
Cash equivalents	~~W~~	320,203	248,729
Deposits in banks		11	11
Trade accounts and notes receivable, net		3,012,687	3,140,538
Non-trade receivables, net		268,024	140,191
Accrued income, net		22,518	34,017
Deposits		5,324	7,160
Loans		517	7,994
Subtotal	~~W~~	3,629,284	3,578,640
Financial assets at fair value through profit or loss
Derivatives		286,819	131,987
Total	~~W~~	3,916,103	3,710,627

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

In addition to the financial assets above, as of June 30, 2026, the Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of credit facilities amounting to USD 813 million (~~W~~1,252,469 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing.

Meanwhile, the Company has entered into borrowing facility agreements with several banks. These agreements may include financial covenants requiring the Company to meet certain financial performance targets. The Company periodically monitors compliance with these agreements through its internal control procedures to proactively manage liquidity risk.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(i) Contractual cash flows of financial liabilities

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2026 and December 31, 2025.

i) As of June 30, 2026

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	10,730,155	11,369,684	2,428,121	3,544,654	4,594,906	566,152	235,851
Bonds		334,890	339,893	213,750	126,143	-	-	-
Trade accounts and notes payable(*1)		8,704,285	8,704,285	8,704,285	-	-	-	-
Other accounts payable(*1)		1,181,374	1,185,312	1,103,796	81,516	-	-	-
Long-term other accounts payable		459,119	515,858	-	-	147,388	368,470	-
Payment guarantee(*2)		7,610	1,252,469	1,252,469	-	-	-	-
Security deposits received		139,188	146,084	3,459	1,300	141,299	26	-
Lease liabilities		9,483	10,004	4,225	1,313	2,239	2,020	207
Derivative financial liabilities
Derivatives	~~W~~	4,281	5,134	4,640	393	101	-	-
Cash outflow		-	1,639,128	779,159	316,294	543,675	-	-
Cash inflow		-	(1,633,994)	(774,519)	(315,901)	(543,574)	-	-
Total	~~W~~	21,570,385	23,528,723	13,714,745	3,755,319	4,885,933	936,668	236,058

(*1) As of June 30, 2026, it includes ~~W~~677,304 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

ii) As of December 31, 2025

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,311,112	8,815,503	3,204,224	533,755	3,334,130	1,743,394	-
Bonds		523,094	538,548	198,654	213,751	126,143	-	-
Trade accounts and notes payable(*1)		9,711,618	9,711,618	9,711,618	-	-	-	-
Other accounts payable(*1)		1,151,778	1,153,425	1,122,911	30,514	-	-	-
Long-term other accounts payable		218,683	248,238	-	-	67,441	180,797	-
Payment guarantee(*2)		9,447	1,345,219	1,345,219	-	-	-	-
Security deposits received		138,380	147,474	480	4,109	142,859	26	-
Lease liabilities		10,067	10,544	3,692	3,446	1,846	1,404	156
Derivative financial liabilities
Derivatives	~~W~~	9,553	7,157	3,027	2,416	1,792	(78)	-
Cash outflow		-	325,920	18,751	13,131	292,017	2,021	-
Cash inflow		-	(318,763)	(15,724)	(10,715)	(290,225)	(2,099)	-
Total	~~W~~	20,083,732	21,977,726	15,589,825	787,991	3,674,211	1,925,543	156

(*1) As of December 31, 2025, it includes ~~W~~704,529 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases.

(*2) Contractual cash flows of payment guarantee represents the maximum amount to the earliest period that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(ii) Supplier finance arrangement

Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts that the Company owes its suppliers and the Company agreeing to pay finance providers according to the terms and conditions of the arrangements at a date later than the date on which the suppliers are paid. These arrangements provide the Company with extended payment terms, or the Company’s suppliers with early payment terms, compared to the related invoice payment due date.

The carrying amounts of financial liabilities from supplier finance arrangement as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025
		Trade accounts and notes payable	Other accounts payable	Trade accounts and notes payable	Other accounts payable
Liabilities under supplier finance arrangement
Purchase card (*1)	~~W~~	483,111	187,035	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)	~~W~~	89,884	136,630	53,667	142,872
Liabilities under supplier finance arrangement of which the supplier has received payment from the finance provider
Purchase card (*1)	~~W~~	483,111	187,035	474,781	219,697
Electronic Trade Receivable-Secured Loan (*2)	~~W~~	33,486	11,607	2,138	12,465

(*1) The Company pays the settlement amount to the card company on the end date of credit term according to the card agreement. The Company uses purchase cards in agreement with the supplier, the amount paid to the card company is for the purchase of goods or services incurred in the normal course of business with no change in the underlying purpose of the transaction, and the payment deadline to the card company falls within the normal business cycle of one year or less, and no collateral is provided in connection with this agreement. Therefore, it is classified as trade accounts and notes payable and other accounts payable and presented as operating and investing activities in the cash flow statement.

(*2) The Company enters into supplier finance arrangements with financial institutions to streamline the payment process and offer early payment terms to suppliers. Under the supplier finance arrangement, if a vendor that supplied goods or services to the Company transfers its accounts receivable to the financial institution within the payment due date, the Company pays the amount to the financial institution. There is no change in the original debt recognized as trade accounts and notes payable or other accounts payable because the supplier finance arrangements do not result in a substantive reduction of the Company’s payment obligation or a change in payment terms.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

The range of payment due dates as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025

Liabilities under supplier finance arrangement
Purchase card	90~115days	91~205days
Electronic Trade Receivable-Secured Loan	11~123days	45~123days
Trade accounts and notes payable not covered by the supplier finance arrangement	5~123days	5~123days

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement.

(d) Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liability to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. The Company is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Company regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
		June 30, 2026	December 31, 2025
Total liabilities	~~W~~	22,483,505	21,039,417
Total equity		2,878,447	3,771,705
Cash and cash equivalents		320,203	248,729
Borrowings (including bonds)		11,065,045	8,834,206
Total liabilities to equity ratio		781%	558%
Net borrowings to equity ratio (*)		373%	228%

(*) Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and cash equivalents by total equity.

(e)
Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025
		Carrying amounts	Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	320,203	(*1)	248,729	(*1)
Deposits in banks		11	(*1)	11	(*1)
Trade accounts and notes receivable, net		3,012,687	(*1)	3,140,538	(*1)
Non-trade receivables, net		268,024	(*1)	140,191	(*1)
Accrued income, net		22,518	(*1)	34,017	(*1)
Deposits		5,324	(*1)	7,160	(*1)
Loans		517	(*1)	7,994	(*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	18,386	18,386	23,616	23,616
Derivatives		286,819	286,819	131,987	131,987
Financial liabilities carried at amortized cost
Borrowings	~~W~~	10,730,155	10,772,933	8,311,112	8,340,819
Bonds		334,890	334,524	523,094	523,500
Trade accounts and notes payable		8,704,285	(*1)	9,711,618	(*1)
Other accounts payable		1,640,493	(*1)	1,370,461	(*1)
Security deposits received		139,188	(*1)	138,380	(*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	4,281	4,281	9,553	9,553
Other financial liabilities
Payment guarantee liabilities		7,610	(*1)	9,447	(*1)
Lease liabilities	~~W~~	9,483	(*2)	10,067	(*2)

(*1) Excluded from disclosures as the carrying amount approximates fair value.

(*2) Excluded from the fair value disclosures in accordance with Korean IFRS 1107 'Financial Instruments: Disclosures'.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

▪
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
▪
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪
Level 3: inputs for the asset or liability that are not based on observable market data

The Company measures fair value for financial reporting purposes, including fair value measurements, which are classified as "Level 3". The Company consults on the fair value assessment process and its results in accordance with the financial reporting schedule, and recognizes changes in the "level" at the end of the reporting period when there is a change in events or circumstances that cause a shift between fair value levels.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

ii) Assets and liabilities measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	13,927	-	4,459	18,386
Derivatives		-	286,819	-	286,819
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	4,281	-	4,281

(In millions of won)		December 31, 2025			Total
Classification		Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	21,008	-	2,608	23,616
Derivatives		-	131,987	-	131,987
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	-	9,553	-	9,553

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value that are classified as Level 2 and Level 3 within the fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026		December 31, 2025		Valuation technique	Input
Classification		Level 2	Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	-	4,459	-	2,608	Net asset value method and Comparable company analysis	Price to book value ratio
Derivatives		286,819	-	131,987	-	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	4,281	-	9,553	-	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

23. Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)		June 30, 2026			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	10,772,933	Discounted cash flow	Discount rate
Bonds		-	-	334,524	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2025			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Borrowings	~~W~~	-	-	8,340,819	Discounted cash flow	Discount rate
Bonds		-	-	523,500	Discounted cash flow	Discount rate

iv) The interest rates applied for determination of the above fair value as of June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Borrowings, bonds and others	3.78%~5.05%	3.32%~3.90%

v) There is no transfer between Level 1, Level 2 and Level 3 for the six-month periods ended June 30, 2026 and 2025, and the changes in financial assets classified as Level 3 of fair value measurements for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
Classification		January 1, 2026	Acquisition	June 30, 2026
Equity instruments	~~W~~	2,608	1,851	4,459

(In millions of won)
Classification		January 1, 2025	Valuation	June 30, 2025
Equity instruments	~~W~~	3,180	-	3,180

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Cash flow information

(a) Details of cash flows generated from operations for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Profit (loss) for the period	~~W~~	(916,661)	484,840
Adjustments for:	~~W~~
Income tax expense		29,563	148,596
Depreciation and amortization (Note 18)		1,317,368	1,365,669
Gain on foreign currency translation		(120,273)	(444,570)
Loss on foreign currency translation		402,513	146,045
Post-employment benefit (Note 13)		47,686	69,611
Gain on disposal of property, plant and equipment		(64,191)	(5,333)
Loss on disposal of property, plant and equipment		31,327	21,868
Impairment loss on property, plant and equipment		3,784	647
Reversal of impairment loss on property, plant and equipment		-	(2,418)
Gain on disposal of intangible assets		-	(1,592)
Impairment loss on intangible assets		32,847	1,505
Expense on increase of provisions		36,546	19,831
Finance income		(418,049)	(616,001)
Finance costs		617,802	559,378
Gain on disposal of assets held for sale		-	(971,905)
Others		77	(32,838)
Changes in:	~~W~~
Trade accounts and notes receivable		232,139	791,343
Other accounts receivable		21,659	82,132
Inventories		(453,305)	(200,843)
Other current assets		(41,736)	(20,151)
Other non-current assets		(8,737)	(7,597)
Proceeds from settlement of derivatives		-	79,881
Trade accounts and notes payable		(1,351,206)	(1,845,970)
Other accounts payable		(113,294)	182,820
Accrued expenses		(100,411)	(37,532)
Provisions		(53,322)	(45,154)
Advances received		10,723	(91,627)
Other current liabilities		107	1,259
Defined benefit liabilities (assets), net		(6,386)	14,285
Other non-current liabilities		60,269	38,863
Cash used in operations	~~W~~	(803,161)	(314,958)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

24. Cash flow information, Continued

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
				Non-cash transactions
		January 1, 2026	Cash flows from (used in) financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2026
Short-term borrowings	~~W~~	2,195,397	1,234,190	197,378	-	-	3,626,965
Payment guarantee liabilities		9,447	2,622	-	-	(4,459)	7,610
Long-term borrowings		6,115,715	819,117	167,534	824	-	7,103,190
Bonds		523,094	(192,226)	3,822	200	-	334,890
Security deposits received		138,380	-			808	139,188
Lease liabilities		10,067	(4,132)	-	-	3,548	9,483
Total	~~W~~	8,992,100	1,859,571	368,734	1,024	(103)	11,221,326

(In millions of won)
				Non-cash transactions
		January 1, 2025	Cash flows from (used in) financing activities	Gain or loss on foreign currency translation	Interest expense	Others	June 30, 2025
Short-term borrowings	~~W~~	2,454,295	372,354	(191,123)	-	-	2,635,526
Payment guarantee liabilities		15,770	3,512	-	-	(7,775)	11,507
Long-term borrowings		6,550,072	(630,435)	(122,636)	2,129	-	5,799,130
Bonds		1,137,839	(612,000)	(11,338)	457	-	514,958
Security deposits received		160,710	-	-	-	5,288	165,998
Lease liabilities		6,534	(5,699)	-	-	10,162	10,997
Total	~~W~~	10,325,220	(872,268)	(325,097)	2,586	7,675	9,138,116

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others

(a) Related parties

Details of related parties as of June 30, 2026 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*) Details of subsidiaries and associates are described in Note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(b) Details of major transactions with related parties for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)		2026
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Subsidiaries
LG Display America, Inc.	~~W~~	6,476,265	-	-	7,578
LG Display Japan Co., Ltd.		283,208	-	-	65
LG Display Germany GmbH		565,940	-	-	3,968
LG Display Taiwan Co., Ltd.		1,150,965	-	-	1,579
LG Display Nanjing Co., Ltd.		16,504	-	1,946	751,431
LG Display Shanghai Co., Ltd.		215,324	-	-	237
LG Display Shenzhen Co., Ltd.		76,853	-	-	-
LG Display Yantai Co., Ltd.		-	141,495	160	2,386
LG Display Singapore Pte. Ltd.		948,754	-	-	34,180
L&T Display Technology (Fujian) Limited		57,718	-	-	6
Nanumnuri Co., Ltd.		222	-	-	16,625
LG Display Guangzhou Trading Co., Ltd.		114,996	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		46,600	-	43,107	1,556,143
Suzhou Lehui Display Co., Ltd.		3,184	-	13	-
LG Display High-Tech (China) Co., Ltd.		13,611	-	578,095	393,089

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		2026
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	3,415	121,568	4,621
Material Science Co., Ltd.		-	-	78	3,712
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	171,624	-	5,930	60,640

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		2026
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	13,920	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		160,210	-	-	1,311
LG Electronics Reynosa S.A. DE C.V.		-	-	-	325
LG Electronics do Brasil Ltda.		3,219	-	-	26
LG Electronics Egypt S.A.E		6,880	-	-	4
LG Innotek Co., Ltd.		4,644	-	1	64,675
P.T. LG Electronics Indonesia		3,068	-	-	286
Others		2	-	-	13,200
Total	~~W~~	10,333,711	144,910	750,898	2,916,126

(*) Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries
LG Display America, Inc.	~~W~~	6,326,371	-	-	2,495
LG Display Japan Co., Ltd.		412,074	-	-	4
LG Display Germany GmbH		608,424	-	-	14,323
LG Display Taiwan Co., Ltd.		1,144,005	-	-	1,222
LG Display Nanjing Co., Ltd.		47,925	-	661,369	3,974
LG Display Shanghai Co., Ltd.		237,989	-	-	232
LG Display Guangzhou Co., Ltd. (*2)		3,578	93,389	47,666	58,480
LG Display Shenzhen Co., Ltd.		136,412	-	-	-
LG Display Yantai Co., Ltd.		10	-	113,979	3,270
LG Display (China) Co., Ltd. (*2)		968	-	357,672	56
LG Display Singapore Pte. Ltd.		774,714	-	-	24,615
L&T Display Technology (Fujian) Limited		78,404	-	-	57
Nanumnuri Co., Ltd.		153	-	-	12,429
LG Display Guangzhou Trading Co., Ltd.		181,045	-	-	-
LG Display Vietnam Haiphong Co., Ltd.		36,326	-	1,463,367	30,059
Suzhou Lehui Display Co., Ltd.		40,209	-	1,930	-
LG Display High-Tech (China) Co., Ltd.		3,749	-	1,303,081	7,159

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Associates
Paju Electric Glass Co., Ltd.		-	1,664	129,044	6,560
Material Science Co., Ltd.		-	-	203	-
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	134,103	-	5,009	95,392

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		2025
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Others(*1)
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	16,900	-	-	39
LG Electronics Vietnam Haiphong Co., Ltd.		102,683	-	-	935
LG Electronics Reynosa S.A. DE C.V.		10,526	-	-	700
LG Electronics do Brasil Ltda.		4,403	-	-	55
LG Electronics Egypt S.A.E		6,319	-	-	6
LG Innotek Co., Ltd.		4,011	-	1	36,789
P.T. LG Electronics Indonesia		11,499	-	-	418
Others		6	-	-	10,134
Total	~~W~~	10,322,806	95,053	4,083,321	309,403

(*1) Others include the amount of the acquisition of property, plant, and equipment, and the purchase amount of LG Display High-Tech (China) Co., Ltd. Shares held by LG Display Guangzhou Co., Ltd.

(*2) As of April 1, 2025, the sale of 51% of LG Display (China) Co., Ltd. and 100% of LG Display Guangzhou Co., Ltd. was completed, reflected in the transaction value in the six-month period ended June 30, 2025.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(c) Details of balances of receivables and payables from transactions with related parties as of June 30, 2026 and December 31, 2025 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Subsidiaries
LG Display America, Inc.	~~W~~	337,585	1,391,967	1,074	929
LG Display Japan Co., Ltd.		158,065	168,299	53	14
LG Display Germany GmbH		279,980	299,107	2,714	635
LG Display Taiwan Co., Ltd.		655,529	501,455	75	830
LG Display Nanjing Co., Ltd.		8	35	3,165,452	3,145,150
LG Display Shanghai Co., Ltd.		107,779	85,207	24	39
LG Display Guangzhou Trading Co., Ltd.		42,288	63,467	-	-
LG Display Shenzhen Co., Ltd.		30,677	16,368	-	-
LG Display Yantai Co., Ltd.		134,420	-	6,629	107,877
LG Display Singapore Pte. Ltd.(*1)		239,562	335,673	1,850,033	1,722,118
L&T Display Technology (Fujian) Limited		20,903	26,406	88,838	92,078
Nanumnuri Co., Ltd.		25	125	3,776	3,492
LG Display Vietnam Haiphong Co., Ltd.		9,441	12,123	2,030,362	1,535,441
Suzhou Lehui Display Co., Ltd.		-	1,288	13	13
LG Display High-Tech (China) Co., Ltd.		98,726	34,596	1,446,234	2,686,382

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Associates
Paju Electric Glass Co., Ltd.	~~W~~	-	-	46,278	62,277
Material Science Co., Ltd.		-	-	993	385
Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	112,299	92,905	26,167	27,416

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.(*2)	~~W~~	21	2,025	186,985	167,695
P.T. LG Electronics Indonesia		75	1,182	3	36
LG Electronics Reynosa S.A. DE C.V.		-	-	-	-
LG Electronics India Pvt. Ltd.		5,401	2,441	-	-
LG Electronics Vietnam Haiphong Co., Ltd.		39,682	21,735	5	12
LG Electronics do Brasil Ltda.		752	1,128	-	1
LG Electronics Egypt S.A.E		1,367	1,288	-	3
Others		4	4	5,444	3,503
Total	~~W~~	2,274,589	3,058,824	8,861,152	9,556,326

(*1) Trade accounts and notes payable and others for LG Display Singapore Pte. Ltd. as of June 30, 2026 include borrowings of USD 1,200 million (~~W~~1,849,800 million), and as of December 31, 2025 includes borrowings of USD 1,200 million (~~W~~1,721,880 million).

(*2) Trade accounts and notes payable and others for LG Innotek Co., Ltd. includes deposits received from lease agreement of ~~W~~139,500 million as of June 30, 2026 and December 31, 2025.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(d) Details of significant financial transactions with related parties and others for the six-month periods ended June 30, 2026 and 2025 are as follows:

			2026
(In millions of won)	Company Name		Borrowings	Repayment
Subsidiary	LG Display Singapore Pte. Ltd.(*)	~~W~~	1,738,440	1,738,440

(*) As of June 30, 2026, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W~~1,849,800 million), of which USD 1,200 million (~~W~~1,849,800 million) has been executed and is included in short-term borrowings.

For the six-month period ended June 30, 2026, the Company contributed ~~W~~660 million in cash for the capital increase of LG DISPLAY FUND I LLC.

			2025
(In millions of won)	Company Name		Borrowings	Repayment
Subsidiary	LG Display Singapore Pte. Ltd. (*)	~~W~~	1,719,552	2,117,523
Entity that has significant influence over the Company	LG Electronics Inc.	~~W~~	-	1,000,000

(*) As of June 30, 2025, the borrowing agreement with LG Display Singapore Pte. Ltd. is valid with a limit of USD 1,200 million (~~W1~~,627,680 million), of which USD 1,200 million (~~W~~1,627,680 million) has been executed and is included in short-term borrowings.

For the six-month period ended June 30, 2025, the Company contributed ~~W~~1,450 million in cash for the capital increase of LG DISPLAY FUND I LLC and decreased by ~~W~~100,500 million as a result of acquisition and disposal of Money Market Trust in addition to the above transactions.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(e) Large Enterprise Group Transactions

Although the following entities are not included in the scope of related parties under Korean IFRS 1024 Related Party Disclosures, details of significant transactions with companies belonging to the same large enterprise group under the Monopoly Regulation and Fair Trade Act and their subsidiaries, and the related receivables and payables, are as follows:

(In millions of won)		For the six-month period ended June 30, 2026		June 30, 2026
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	86	1,101	95	172
LG Chem Ltd. and its subsidiaries		136	120,851	61	44,430
D&O Corp. and its subsidiaries		131	5,159	149	1,267
LG Corp.(*)		-	25,102	7,226	-
LG Management Development Institute		-	22,571	3	626
LG CNS Co., Ltd. and its subsidiaries		-	83,501	4	35,349
HSAD Inc. and its subsidiaries		-	374	-	47
Robostar Co., Ltd.		-	20	-	17
Total	~~W~~	353	258,679	7,538	81,908

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of June 30, 2026 are ~~W~~2,327 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2026 is ~~W~~2,355 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(In millions of won)		For the six-month period ended June 30, 2025		December 31, 2025
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	1,184	-	163
LG Chem Ltd. and its subsidiaries		203	135,468	33	39,943
D&O Corp. and its subsidiaries		129	4,081	-	3,942
LG Corp. (*)		-	27,077	6,911	12
LG Management Development Institute		-	22,578	3	386
LG CNS Co., Ltd. and its subsidiaries		-	75,909	4	88,383
HSAD Inc. and its subsidiaries		-	621	-	127
Robostar Co., Ltd.		-	18	-	17
Total	~~W~~	332	266,936	6,951	132,973

(*) According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2025 are ~~W~~4,607 million, and the lease liabilities are not included in the amount of 'Trade accounts and notes payable and others' above. The amount of lease repayment for the six-month period ended June 30, 2025 is ~~W~~3,453 million.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

June 30, 2026 and 2025 (Unaudited)

25. Related Parties and Others, Continued

(f) Key management personnel compensation

Details of compensation costs of key management for the six-month periods ended June 30, 2026 and 2025 are as follows:

(In millions of won)
		2026	2025
Short-term benefits	~~W~~	2,169	1,216
Post-employment benefit		193	393
Total	~~W~~	2,362	1,609

Key management personnel are the Company’s registered directors who have significant authority and responsibility for planning, directing and controlling the activities of the Company.

(g) At the end of the reporting period, the Company did not set an allowance for doubtful accounts on the balance of receivables for related parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2026 By: /s/ Kyu Dong Kim__________________

(Signature)

Name: Kyu Dong Kim

Title: Vice President / Finance & Risk Management Division